UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________________________________

OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to __________

STARCORE INTERNATIONAL VENTURES LTD.

(Exact name of Registrant as specified in its charter)

__________British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

Suite 600 – 580 Hornby Street, Vancouver, British Columbia, Canada  V6C 3B6

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             1,653,189

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 50

STARCORE INTERNATIONAL VENTURES LTD.

FORM 20-F REGISTRATION STATEMENT

TABLE OF CONTENTS

Part I

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	49
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	49
Item 15.	Controls and Procedures	49
Item 16.	Reserved	49
Item 16A.	Audit Committee Financial Expert	49
Item 16B.	Code of Ethics	49
Item 16C.	Principal Accountant Fees and Services	49
Item 16D.	Exemptions from the Listing Standards for Audit Committee	49
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	49

Part III

Item 17.	Financial Statements	49
Item 18.	Financial Statements	50
Item 19.	Exhibits	50

INTRODUCTION

Starcore International Ventures Ltd. (“Starcore” , the “Company” or the “Issuer”) was incorporated under the British Columbia Act on October 17, 1980 under the name Omnibus Resources Inc. The name was changed to Berle Oil Corporation on September 10, 1981. On May 31, 1983 the name was changed to Berle Resources Ltd. On August 6, 1987, the name was changed to Eagle Pass Resources Ltd. On September 17, 1992 the name was changed to Starcore Resources Ltd. On February 2, 2004 the name was changed to Starcore International Ventures Ltd.

Effective January 30, 2004 Starcore consolidated its common shares on the basis of 10 old shares for one new share.

BUSINESS OF STARCORE INTERNATIONAL VENTURES LTD.

Starcore is principally a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on any of Starcore’s properties. Starcore does not have any commercially producing mines or sites, nor is Starcore in the process of developing any commercial mines or sites. Starcore has not reported any revenue from operations since incorporation. As such, Starcore is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #$, “Information on the Company” and ITEM #5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. These statements may be identified by the use of words like “plan”, “expect”, “aim”, “believe”, “project”, “anticipate”, “intend”, “estimate”, “will”, “should”, “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Issuer’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties.  Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Registration Statement under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 8/15/2004 the names of the Directors of the Issuer.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

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Name	Age	Date First Elected of Appointed

Robert Eadie (1) (2)	39	October 24, 2003
Gary Hawthorn (1) (2)	62	August 3, 2004
Ken Sumanik (1) (2)	68	November 19, 1993
Robert Sibthorpe (2)	54	June 23, 2004

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(1)

Member of Audit Committee.

(2)

Suite 600 – 580 Hornby Street, Vancouver, B.C. V6C 3B6

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 8/15/2004, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

------------------------------------------------------------------------------

Name and Position	Age	Date of First Appointment

Robert Eadie, Chairman and CEO	39	October 24, 2003
Robert Sibthorpe, President	54	June 23, 2004
Gary Hawthorn, COO	62	August 3, 2004
Jorge Avelino, Secretary	52	April 1, 1999

______________________________________________________________________________

______________________________________________________________________________

Mr. Eadie’s business functions, as Chairman of the Issuer and Chief Executive Officer, include strategic planning, business development, operations, financial administration, accounting, liaison with authorities-financial community/ shareholders; and  overseeing the prepration/payment/organization of the expenses/taxes/ activities of the Company, and reporting to the Board of Directors.

Mr. Sibthorpe’s functions, as President of the Issuer, include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/ activities of the Company, and reporting to the Board of Directors.

Mr. Hawthorn’s functions, as Chief Operating Officer of the Issuer, includes assisting the President with strategic planning and business development. He is also responsible for the management of the day to day operations of the Company with regard to administration.

Mr. Avelino’s business functions, as Secretary of the Company, include assisting management with financial and corporate administrative matters. He attends and is the secretary of all meetings of the Board, shareholders and committees of the Board and enters or causes to be entered in records kept for that purpose minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and shall have such other powers and duties as the Board of the chief executive officer may specify.  He may delegate all or part of the secretary’s duties to a nominee from time to time.

1.B.  Advisors

The Company’s Canadian Legal Counsel is:

Lang Michener

1500 – 1055 West Georgia Street

Vancouver, British Columbia V6E 4N7

Contact:  Cory Kent

Telephone:  604-691-7446

The Company’s bank is:

Bank of Montreal

                             Main Branch

                             595 Burrard Street

                             Vancouver, British Columbia V7X 1l7

                             Contact: Jake Fiddich

                             Telephone: 604-688-1207

1.C Auditors

The Company’s auditor is:

N.I. Cameron Inc., Chartered Accountants

                             475 How Street, Suite 303

                             Vancouver, B.C. CANADA V6C 2B3

                             Telephone: 604-669-9631

                             Facsimile: 604-669-1848

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2003/2002/2001 ended July 31st was derived from the financial statements of the Company that have been audited by N.I. Cameron Inc., independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Registration Statement.  The selected financial data of the Company for Fiscal 2000/1999 ended July 31st was derived from the financial statements of the Company that were audited by N.I. Cameron, Inc., independent Chartered Accountants; these financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	Qtr. Ended 4/30/04	Qtr. Ended 4/30/03	Fiscal Year Ended 7/31/03	Fiscal Year Ended 7/31/02	Fiscal Year Ended 7/31/01	Fiscal Year Ended 7/31/00	Fiscal Year Ended 7/31/99

Revenue	Nil	Nil	Nil	Nil	$3	$90	Nil
Net Income (Loss)	($116)	($427)	($856)	($628)	($465)	($980)	($351)
(Loss) per Share	($0.01)	($0.26)	($0.52)	($0.40)	($0.30)	($0.70)	($0.30)
Dividends Per Share	None	None	None	None	None	None	None
Wtg. Avg. Shares (000) 2c)	1,653	1,653	1,653	1,653	1,598	1,378	1,140

Working Capital	($155)	($254)	($288)	($154)	$21	$59	($117)
Long Term Debt	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Shareholders’ Equity	($48)	$149	($281)	%575	$1,187	$1,237	$1,253
Total Assets	$225	$404	$12	$754	$1,243	$1,315	$1,379

US GAAP Net Loss	N/A	N/A	($138)	($238)	N/A	N/A	N/A
US GAAP Loss per Share	N/A	N/A	($0.10)	($0.10)	N/A	N/A	N/A
US GAAP Avg Shares	N/A	N/A	1,653	1,653	N/A	N/A	N/A
US GAAP Equity	N/A	N/A	($281)	($143)	N/A	N/A	N/A
US GAAP Total Assets	N/A	N/A	$12	$36	N/A	N/A	N/A

--------------------------------------------------------------------------------

(1)  Cumulative Net Loss since incorporation through 7/31/2003 under US GAAP was

     ($11,896,350).

(2)  a) Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.

     b) Under SEC interpretation of US GAAP, all costs related to exploration-

        stage properties are expensed in the period incurred.

(3)

Per share amounts have been adjusted to reflect a 1 for 10 reverse stock split effective January 30, 2004

________________________________________________________________________________

________________________________________________________________________________

3.A.3.  Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended July 31st, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the most recent six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

July 2004		1.33	1.31	1.33
June 2004		1.38	1.34	1.34
May 2004		1.40	1.36	1.37
April 2004		1.37	1.31	1.37
March 2004		1.35	1.31	1.31
February 2004		1.34	1.31	1.34

Quarter Ended 4/30/2004	1.34	1.37	1.31	1.37
Quarter Ended 4/30/2003	1.42	1.50	1.36	1.41

Fiscal Year Ended 7/31/2003	1.49	1.60	1.33	1.41
Fiscal Year Ended 7/31/2002	1.57	1.61	1.51	1.58
Fiscal Year Ended 7/31/2001	1.52	1.58	1.47	1.53
Fiscal Year Ended 7/31/2000	1.47	1.51	1.44	1.49
Fiscal Year Ended 7/31/1999	1.51	1.58	1.45	1.51

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 4/30/2004.  As of 4/30/2004, the Company has cash and cash equivalents totaling $86,623.  The Company has no significant debt outstanding as of 4/30/2004 and had issued and outstanding common shares of 16.5 million.

Table No. 5

Capitalization and Indebtedness

As of August 13, 2004

______________________________________________________________________________

SHAREHOLDERS’ EQUITY
Common Shares	6,019,225
Common Stock Purchase Warrants	2,818,000
Common Stock Options	None

Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

______________________________________________________________________________

______________________________________________________________________________

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

Cumulative Unsuccessful Exploration Efforts By Starcore Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by Starcore in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Starcore having to cease operations.

Starcore Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations:

The properties in which Starcore has an interest or the concessions in which Starcore has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If Starcore does not ultimately find a body of ore, it would have to cease operations.

Mineral Prices May Not Support Corporate Profit for Starcore:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist, Starcore could have to cease operations.

Starcore Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

None of the Starcore’s properties have advanced to the commercial production stage and Starcore has no history of earnings or positive cash flow from operations. The cumulative loss since Starcore’s inception of the development stage, according to U.S. Gaap, is ($11,896,350). Starcore does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to Starcore has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Starcore currently has no share purchase options outstanding and 2,818,000-share purchase warrants outstanding. If all of the share purchase warrants were exercised, the number of common shares issued and outstanding would increase from 6,319,225 (as of 8/26/2004) to 7,671,225.  This represents an increase of 21% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of the Issuer Could Be In An Amount Great Enough to Force Starcore to Cease Operations:

The current and anticipated future operations of the Issuer, including further exploration activities require permits from various Mexican Federal and state governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Issuer.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Starcore to cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in Starcore Having to Cease Operations:

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Issuer has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  Starcore may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force Starcore to cease operations.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Starcore And Shareholders Could Find It Difficult to Sell Their Stock:

The Issuer’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Issuer’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Starcore is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploiting mineral properties, the nature of Starcore’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Starcore’s growth will depend, on the efforts of its Senior Management, particularly its President, Mr. Robert Sibthorpe; its Chairman and CEO, Mr. Robert Eadie and, its Chief Operating Officer, Mr. Gary Hawthorn. The issuer also relies on Mr. Ken Sumanik, a member of the Board of Directors, for advice pertaining to exploration work. Starcore has no key-man life insurance with the Senior Officers or the Directors.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Starcore.  The Issuer is a corporation incorporated in the province of British Columbia under the British Columbia Corporations Act.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

  a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

  b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

  c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

  f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

  g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private issuer”, Starcore is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Issuer’s executive office is located at:

   580 Hornby Street, Suite 600

   Vancouver, British Columbia, Canada  V6C 3B6

   Telephone: (604) 602-4935

   Facsimile: (604) 602-4936.

   Website: www.starcore.com

   Email: info@starcore.com

The contact person is: Mr. Robert Eadie, President and Director

The Issuer's fiscal year ends July 31st.

The Issuer's common shares trade on the TSX Venture Exchange under the symbol: “SAM”.

The Issuer has 100,000,000 common shares without par value authorized.  At 7/31/2003, the end of the Company's most recent fiscal year for which audited financial statements are available and adjusting for a 1 for 10 reverse stock split effective January 30, 2004, there were 1,653,189 common shares issued and outstanding. At 4/30/2004, the end of the Company’s most recently completed fiscal quarter; there were also 1,653,189 common shares issued and outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

Starcore International Ventures Ltd. (“Starcore” , the “Company” or the “Issuer”) was incorporated under the British Columbia Act on October 17, 1980 under the name Omnibus Resources Inc. The name was changed to Berle Oil Corporation on September 10, 1981. On May 31, 1983 the name was changed to Berle Resources Ltd. On August 6, 1987, the name was changed to Eagle Pass Resources Ltd. On September 17, 1992 the name was changed to Starcore Resources Ltd. On February 2, 2004 the name was changed to Starcore International Ventures Ltd.

Effective January 30, 2004 Starcore consolidated its common shares on the basis of 10 old shares for one new share.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

________________________________________________________________________________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 1999	Private Placement (1)	100,000	$22,000
	Exercise of Warrants	600,000	$150,000
	Exercise of Options	70,000	$21,000

Fiscal 2000	Public Offering (2)	1,500,000	$420,000
	Exercise of warrants (3)	414,625	$136,826
	Private Placement (4)	200,000	$80,000
	Private Placement (5)	340,000	$136,000
	Exercise of Options	490,000	$143,000

Fiscal 2001	Exercise of Warrants (6)	574,375	$189,544
	Private Placement (7)	200,000	$70,000
	Private Placement (8)	400,000	$100,000
	Option Exercise	100,000	$25,000

Fiscal 2002	None

Fiscal 2003	None

Fiscal 2004	Private Placement (9)	2,328,666	$349,300
	Private Placement (10)	1,320,000	$660,000

(1)

This private placement consisted of one common share and one common share purchase warrant which enabled the holder to purchase an additional common share for $0.22 on or before February 26, 2000 and at $0.25 on or before February 26, 2002.

(2)

This private placement consisted of 500,000 units.  Each unit consisted of two flow-through common shares; one non-flow-through common share and three non-flow through share purchase warrants.  Each warrant entitled the holder to purchase an additional non-flow-through common share for $0.33 on or before August 18, 2000. In addition, Starcore issued 375,000 share purchase warrants to the agent in connection with the offering.  Each of these warrants entitled the holder to purchase an additional common share for $0.33 on or before August 18, 2000.

(3)

These warrants were exercised pursuant to the private placement described in (3) above.

(4)

This private placement consisted of the sale of 200,000 units. Each unit consisted of one flow-through common share and one warrant entitling the holder to purchase an additional common share for $0.48 on or before May 8, 2001.

(5)

This private placement consisted of the sale of 68,000 units. Each unit consisted of four flow-through common shares, one non-flow-through common; and, five share purchase warrants. Each share purchase warrant entitled the holder to purchase an additional common share for $0.45 on or before June 28, 2001.

(6)

These warrants were exercised pursuant to the private placement described in (3) above.

(7)

This private placement consisted of the sale of 200,000 units. Each unit consisted of one flow-through share and one warrant entitling the holder to purchase an additional share for $0.40 on or before October 27, 2001. (None of these warrants were exercised.)

(8)

This private placement consisted of the sale of 400,000 units. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share for $0.25 on or before May 31, 2003.

(9)

This private placement consisted of 2,328,666 special warrants, which sold for $0.15 each. Each special warrant consisted of one common share and one common share purchase warrant. Each common share purchase warrant allowed an arms-length holder to purchase one additional common share for $0.20 until February 28, 2005. (Non-arms length holders are entitled to purchase one additional common share for $0.30 until February 28, 2005.)

(10)

This private placement consisted of 1,320,000 units at a price of $0.50 per unit. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.75 until 6/23/05 and at a price of $1.50 until 6/23/06. (1,180,000 of these units were sold through Canaccord Capital Corporation who acted as the agent for this transaction. Canaccord Capital Corporation received a cash commission equal to 8% of the proceeds of the units which it sold; agent’s warrants entitling it to acquire 236,000 common shares, at a price of $0.60 per share, until 6/23/05; 50,000 units as a corporate finance fee; and, an administrative fee of $7,500.

Capital Expenditures

Fiscal Year

Fiscal 1999	$1,695
Fiscal 2000	$1,899
Fiscal 2001	Nil
Fiscal 2002	Nil
Fiscal 2003	Nil

4.B.  BUSINESS OVERVIEW

For the past five years the Issuer has been involved in the natural resources industry exploring various properties for economic mineral deposits.

Historical Corporate Development

During Fiscal 2000, 2001, 2002 and 2003, ended July 31st, the Issuer engaged in exploration work on its properties all of which were located in Canada. As of the end of Fiscal 2000, 2001 and 2002, the Issuer had not determined whether any of these properties contained reserves, which were economically recoverable. By the end of Fiscal 2003, as a result of poor exploration results, the Issuer wrote off all of its mineral properties.

During Fiscal 2003, the Issuer’s stock was suspended from trading on the TSX Venture Exchange for failure to file financial statements in a timely manner and for failure to pay sustaining fees.

During Fiscal 2004, ended July 31, 2004, the Issuer began a reactivation process which consisted of bringing in a new president; acquiring a mineral property; adding to the Board of Directors; changing the name of the company; raising capital; and, consolidating its share capital.

On October 24, 2003, Robert Eadie was appointed president and a director of the Issuer.

Effective January 30, 2004 Starcore consolidated its common shares on the basis of 10 old shares for one new share.

Effective February 2, 2004, the Issuer changed its name to Starcore International Ventures.

During Fiscal 2004, the Issuer completed two private placement financings (as described earlier) raising $1,009,300.

On June 23, 2004, Starcore announced that it had completed its reactivation and would commence trading on the TSX Venture Exchange under the symbol “SAM”. In connection with the reactivation, Starcore acquired the Cerro de Dolores Property, located in Pueblo State, Mexico and settled outstanding debt in the amount of $246,000.

Plan Of Operations

Source of Funds for Fiscal 2004/2005

The Issuer’s primary source of funds since incorporation has been through the issuance of common shares.

The Issuer had a working capital deficit of ($155 thousand) at 4/30/2004. Subsequent to that date, the Issuer completed two private placement financings, as described earlier, raising slightly over $1 million.

Use of Funds for Fiscal 2005/2006

During Fiscal 2005 and Fiscal 2006, respectively, the Issuer estimates that it might expend $200,000 and $300,000 on general/administrative expenses including property evaluation costs prior to acquisition ..  During Fiscal 2005 and Fiscal 2006 respectively, the Issuer estimates that it might expend $350,000 and $450,000 on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

Management of the Issuer anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

The Issuer has had no revenue during the past five fiscal years.

At 7/31/2004, the Issuer’s assets were located in Canada and Mexico. At 7/31/2003 and 7/31/2002 all of the Issuer’s assets were located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Issuer, including further exploration activities, require permits from various Canadian and Mexican Federal; Provincial; and State governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Issuer and cause increases in capital expenditures which could result in a cessation of operations by the Issuer.  The Issuer has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

Starcore International Ventures Ltd. (“Starcore” , the “Company” or the “Issuer”) was incorporated under the British Columbia Act on October 17, 1980 under the name Omnibus Resources Inc. The name was changed to Berle Oil Corporation on September 10, 1981. On May 31, 1983 the name was changed to Berle Resources Ltd. On August 6, 1987, the name was changed to Eagle Pass Resources Ltd. On September 17, 1992 the name was changed to Starcore Resources Ltd. On February 2, 2004 the name was changed to Starcore International Ventures Ltd.

The Issuer has no subsidiaries.

4.D.  Property, Plant and Equipment

The Issuer’s executive offices are located in rented premises of approximately 1900 sq. ft. at 580 Hornby Street, Suite 600, Vancouver, British Columbia CANADA V6C 3B6.  The Issuer began occupying these facilities in April of 2000.  Monthly rent is $2,000.

The Issuer’s mineral property (Cerro de Dolores) is located in the Mexico.

It is important to note that even if the Issuer completes its exploration programs on its property and is successful in identifying mineral deposits, a substantial amount of capital will still have to be spent on each deposit on further drilling and engineering studies before management will know that the Issuer has a commercially viable mineral deposit (a reserve) on the property.

1. The Cerro de Dolores Property

The Cerro de Dolores Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Cerro de Dolores Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The Company entered into an option agreement dated for reference the 15th day of December, 2003, with Wheaton River Minerals Ltd. and two of Wheaton's subsidiaries, Luismin, S.A. de C.V. and Compania Minera Astumex, S.A. de C.V. (collectively, "Wheaton") for the acquisition of up to an 80% interest in the Cerro de Dolores property (the "Agreement") subject to a 3% net smelter return royalty.

In order to exercise an initial option and acquire a 51% interest in the property, the Company must issue a total of 250,000 post consolidation common shares and incur US $1.4 million in exploration expenditures on the property over a four year period following the approval of the TSX Venture Exchange (the "Exchange") for the Agreement, as follows:

(a) 100,000 common shares upon Exchange acceptance of the Agreement (issued);

(b) an additional 50,000 common shares and US $300,000 in exploration expenditures within one year of Exchange acceptance;

(c) an additional 50,000 common shares and US $300,000 in exploration expenditures within two years of Exchange acceptance;

(d) an additional 50,000 common shares and US $300,000 in exploration expenditures within three years of Exchange acceptance; and

(e) the final US $400,000 in exploration expenditures within four years of Exchange acceptance.

Upon issuing the shares and completing the expenditures set out above, the Company will have earned a 51% interest in the Cerro de Dolores property. The Company can earn an additional 29% interest in the property by placing the property into commercial production. If the Company earns its initial 51% interest but does not place the property into commercial production, Wheaton will have the option to re-acquire an 11% interest in the property from the Company.

Location

The Cerro de Dolores property consists of 6 mining exploration concessions covering approximately 697 hectares located in the Sierra Madre del Sur, Puebla, Mexico, approximately 350 km southeast from Mexico City.

Accessibility, Climate, Infrastructure and Physiography

To access the project from Mexico City, one travels on the toll highway toward Cuernavaca, deviating to the southeast to Cuautla where the toll road ends. From here one continues southeast to Izucar De Matamoros and an additional 30 kilometers to the southeast to Santa Cruz and then turning south-southwest to Tulcingo and on to Toltecamila. The last 20 kilometers is on good quality gravel road. Toltecamila is small town lying adjacent to the northeastern claim boundary and is three line kilometers northeast of the principal underground workings. The project is accessible year round. The elevation of Toltecamila is 1,400 meters above sea level. The main Mohonera for the claim holdings is located at 539,745E and 1,983,702N @ 1,225 meters above sea level.

The area is sparsely populated, but there are communities at regular intervals. There is small-scale farming and ranching carried out in relatively mountainous terrain. The populace of Toltecamila is anxious for mining exploration activity to resume, as they are short of steady work.

The main camp facility is a large house in Toltecamila, located between 2 and 7 road kilometers from the old mine and exploration workings. The house is well equipped with full kitchen and dining facilities, as well as sleeping accommodation and bathroom facilities for 8 people. Furthermore, there is a fully equipped office with flat files for maps, vertical files for logs and reports, a light table and a drafting table. All of the original maps and files for the project are stored here. All the files are in good condition. The house is subject to a long-term lease with the community of Toltecamila and has been well maintained.

In addition, there are a number of buildings near the underground workings. In one area, there is a warehouse, with a number of jacklegs and a good quantity of drill steel. There is a surface core storage facility and a powder magazine. In addition there is core stored in one of the underground tunnels.

History and Previous Work

Although the Company has not conducted work other than initial sampling in connection with its due diligence review of the Cerro de Dolores property, previous operators have expended over US $2.0 million exploring the property. Previous work includes over 40 drill holes, primarily on the el Transito structure. The work encountered significant lead zinc mineralization. In the early 1990's, underground work commenced on the El Transito Structure by collaring the 870 level. Six mineralized zones and two zinc rich zones were identified along 350 metres of limestone phyllite contact. There are no mineral reserves or mineral resources, as those terms are defined in  Canadian National Instrument 43-101, on the property. Resource estimates prepared by past operators were not prepared in accordance with Canadian National Instrument 43-101 standards, and can only be described as historical results.

2004 Activities

The Company's Fiscal 2005exploration program is designed to test past results. The Company plans to expend US$325,000 on exploration of the property, including 1500m of drilling, as set out below (all in US dollars):

Mobilization and Demobilization	$ 10,000
Geological Compilation and Organization	10,000
Geological Mapping	5,000
Sample Analysis
Rocks 300 at $40/sample	12,000
Core 100 at $40/sample	4,000
Administration incl. Senior Geologist	20,000
Communication	1,000
Accommodation, Food and Travel	20,000
Washing, mapping and sampling of Underground (870 level)	20,000
Diamond Drilling 1500m at $100/meter	150,000
Mine Access Road improvements	10,000
Metalurgical Studies	10,000
Metalurgical Studies	15,000
Report	10,000
Contingency at 10%	28,700
Total	$325,700

To date, the Company has expended approximately Cdn$100,000 on the Property.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended 7/31/2003 and 7/31/2002 should be read in conjunction with the financial statements of the Issuer and the notes thereto.

Overview

During Fiscal 2003, the Issuer raised no capital; however, during Fiscal 2004, ended 7/31/2004, the Issuer raised slightly over $1 million through two private placements as described earlier in this document. (As of the date of this submission, audited financial statements for Fiscal 2004 are not available.)

During Fiscal 2003 and 2004 the Issuer engaged in and completed its reactivation as described Item 4.B Business Overview.

Results of Operations

Fiscal Quarter Ended 4/30/2004 vs. Fiscal Quarter Ended 4/30/2003

The net loss for the third quarter-ended April 30, 2004 was ($116,388) as compared with the net loss of ($426,659) for the comparative.  The major reason for the decrease is due to the write-off of resource properties (2003) in the amount of $329,172. Administrative expenses for the third quarter-ended April 30, 2004 were $133,212 as compared to $97,501 for the comparative third quarter-ended April 30, 2003. Accounting, audit and legal increased by $16,986 and Filing fees and services increased by $14,368. The major reasons for the increase are:

•

the acquisition of the Cerro de Dolores property (*);

•

the proposed debt settlement (*);

•

the previously announced convertible debenture, which was amended to a non-brokered private placement and closed on March 12;

•

the brokered private placement of $1 million announced March 23, 2004.

* Received regulatory conditional approval subject to the completion of the $1 million private placement.

Operating Expenses

Shareholders’ communication also increased by $17,991. During the period, the Company participated in the Vancouver Gold Conference. In addition to the Company’s annual report printing and mail-out costs, the Company incurred additional costs due to the extra ordinary mail-out related to the name change and share consolidation.

Below is a comparison of the operating expenses during the quarters ended April 30, 2004 & 2003:

	30-Apr-04	30-Apr-03	Increase (Decrease)
Accounting, audit & legal	20,211	3,225	16,986
Amortization	728	728	-
Bank charge & interest	474	1,196	(722)
Directors fees	3,000	-	3,000
Filing fees/services and transfer agent	26,338	9,535	16,803
Management fees	31,000	61,500	(30,500)
Office services & supplies	23,810	11,657	12,153
Shareholders’ communication, travel & promotion	27,651	9,660	17,991
Total Expenses	133,212	97,501	35,711

Fiscal 2003 Ended 7/31/2003 vs. Fiscal 2002 Ended 7/31/2002

The net loss for the year-ended July 31, 2003 was ($855,983) as compared with the net loss of ($628,366) for the comparative year-ended July 31, 2002.  The major reason for the difference was the write-off of the interests in mineral properties of $702,174 (2002 - $419,592). General and administrative expenses decreased to $136,571 in 2003 (2002 - $178,156).

Below is a comparison of the operating expenses during the years-ended July 31, 2003 & 2002:

	31-July-03	31-July-02	Incease (Decrease)
Wages and management fees	84,500	92,102	(7,602)
Office and printing	17,788	18,523	(735)
Travel & promotion	11,054	19,356	(8,302)
Filing fees & services	7,320	8,919	(1,599)
Accounting and audit	5,400	21,500	(16,100)
Legal fees	3,000	8,514	(5,514)
Transfer agent fees	2,859	3,279	(420)
Shareholders’ information	2,430	3,069	(639)
Bank charge & interest	1,248	763	485
Consulting fees	-	1,160	(1,160)
Amortization	972	971	1
Total Expenses	136,571	178,156	(41,585)

Due to reduced activity, the existing economic situation, and no exploration program, operating expenses decreased by $41,585. Due to its deficient working capital, the Company was unable to pay the salary of the President. Effective August 1, 2002, the Company recorded the commitment to the President as management fees. At the end of the period, the Company recorded unpaid fees and expenses of $139,000 to the President.

Accounting and audit fees decreased due to an over accrual of audit fees in the previous year. Legal fees also decreased due to reduced activities related to the services of the Company’s solicitor.

Fiscal 2002 Ended 7/31/2002 vs. Fiscal 2001 Ended 7/31/2001

The net loss for the year-ended July 31, 2002 was $628,366 as compared with the net loss of $464,593 for the comparative year-ended July 31, 2001.  The major reasons for the difference were the changes in the following:

	July 31, 2002	July 31, 2001	Increase (Decrease)
Wages & benefits	92,102	93,160	(1,058)
Office & printing	18,523	32,779	(14,256)
Consulting fees	1,160	31,995	(30,835)
Legal fees	8,514	26,107	(17,593)
Travel & promotion	19,356	24,902	(5,546)
Accounting & audit	21,500	24,875	(3,375)
Filing fees & transfer agent fees	12,198	17,311	(5,113)
Property investigation	-	9,611	(9,611)
Shareholders’ information	3,069	2,773	296
Bank charges & interest	763	1,994	(1,231)
Directors’ fees	-	1,500	(1,500)
Amortization	971	971	-
Write-off of resource properties	419,592	66,708	352,884
Loss on disposal of investments	30,720	74,891	(44,171)
Write-down of investments	-	57,734	(57,734)
Interest Income	(102)	(2,678)	(2,576)
Net Loss for the period	628,366	464,593	163,773

Due to reduced activity and the existing economic situation, expenses decreased by $89,782 ($178,156 in July 2002 as compared to $267,938 in July 2001). However, net loss for the year increased by $163,772 after the Company wrote-off resource properties in the amount of $419,592.

Due to its working capital needs during the period, the Company disposed of most of its holdings in a company whose shares trade at the TSX Venture Exchange. The shares were originally acquired last year as a finder’s fee for structuring a property acquisition. The shares were acquired at a deemed price of $0.25. During the period, the shares were trading between $0.01 - $0.05. Total loss on disposal of investments was $30,720.

Fiscal 2001 Ended 7/31/2001 vs. Fiscal 2000 Ended 7/31/2000

The net loss for the year ended July 31, 2001 was $191,348 as compared with the net loss of $979,946 for the comparative year ended July 31, 2000.  The major reasons for the difference were the changes in the following:

	Year Ended July 31, 2001	Year Ended July 31, 2000
Wages & benefits	93,160	95,093
Legal, audit, and accounting	50,982	95,906
Consulting fees	31,955	8,470
Travel & promotion	24,902	43,917
Property examination	9,611	-
General & administrative expenditures	56,357	85,375
Amortization	971	971
Write-off of resource properties	66,708	684,750
Write-down of investments	57,734	50,991
(Gain) loss on disposal of investments	74,891	4,885
Interest Income	(2,678)	(2,915)
Other Income	-	(87,500)

The primary reason for the decrease in the Company’s general and administrative expenditures involves the filing fees and transfer agent fees incurred in the previous year due to the Company’s Short Form Offering. These fees decreased by $14,378. This is also the reason for the decrease ($44,924) in Legal, Audit, & Accounting fees for the current year.  In addition, the company was able to recover ($7,984) a portion of its rent and telephone expenses from sharing such costs with another company.

The company incurred consulting fees of $31,955 for the year , an increase of $23,485 as compared to the previous year. This amount is broken down as follows:

*

Geological consultants - $5,250

*

Market consultants - $26,705

The company incurred additional consulting fees in being advised as to a plan to increase the public’s awareness of the activities of the company. In addition, the consultant also advised the company in maintaining a fairly liquid market for the its securities. Nothing further will be done in this regard until the overall market for exploration companies improves. The company expects to hire an investor relations expert in the year 2002.

Due to its working capital needs during the period, the Company disposed of some of its holdings on a Company whose shares trade at the CDNX. The shares were originally acquired last year as a finder’s fee for structuring a property acquisition. The shares were acquired at a deemed price of $0.25. During the period, the shares were trading between $0.08 - $0.12.

The Issuer had a net loss of ($464,593) for the fiscal year ended 7/31/2001 as compared to a net loss of ($979,946) for the fiscal year ended 7/31/2000. This represented a decrease of 53% and was due primarily to the following factors:

1.

A decrease in resource properties written off during Fiscal 2001 as compared to Fiscal 2000 in the amount of $618,042.

Liquidity and Capital Resources

Fiscal Quarter Ended 4/30/2004

The Company’s historical capital needs have been met by equity subscriptions (April 2004 - $349,300; April 2003 – Nil). The Company will require additional financing to fund any acquisitions and explorations.  With deficient working capital as at April 30, 2004 of ($156,670), the Company anticipates to fund any property investigations, proposed exploration programs and its anticipated administrative and overhead expenses through additional equity subscriptions, such as private placements. In light of the continually changing financial markets, there is no assurance that funding by equity subscriptions will be possible at the times required or desired by the Company.

On March 12, 2004, the Company announced that it had closed its non-brokered private placement as announced on February 11, 2004. The Company has raised $349,300 by way of the issuance of 2,328,666 special warrants (the “Special Warrants”) at a price of $0.15 per Special Warrant.  The Special Warrants entitle the holders to acquire, at no additional cost, one Unit comprised of one common share and one common share purchase warrant.  The common share purchase warrants will entitle arm’s length and non-arm’s length holders to purchase an additional 2,328,666 common shares at a price of $0.20 per share and $0.30 per share, respectively.  The Special Warrants expire at 4:30 p.m. on February 28, 2005.  The common shares, and any shares issued pursuant to warrant exercises, were originally subject to a hold period expiring on February 28, 2005.  As a result of recent changes in securities regulations that hold period has now been reduced from 12 months to 4 months, or July 2, 2004.

On March 23, 2004, the Company announced that it had engaged Canaccord Capital Corporation (“Canaccord”) to conduct a brokered private placement of 2,000,000 units at a price of $0.50 per unit on a commercially reasonable efforts basis.  Each unit (a “Unit”) will consist of one common share of the Company and one common share purchase warrant.  Each warrant may be exercised to acquire a further common share for a period of two years following closing, at $0.75 per share during the first year and at $1.50 per share during the second year.  Canaccord will receive a commission equal to 8% of the proceeds of the offering, of which up to one half may be taken in the form of Units.  Canaccord will also receive warrants (the “Agent’s Warrants”) entitling it to acquire for a period of one year from closing such number of common shares as is equal to 20% of the number of Units sold, at a price of $0.60 per common share.  Canaccord will also receive 50,000 Units as a corporate finance fee and an administration fee of $7,500.

Fiscal 2003 Ended 7/31/2003

In management’s view, given the nature of the Company’s operations, the most relevant financial information relates primarily to current liquidity, solvency and planned expenditures.  The Company’s financial success will be dependent upon the extent to which it can determine whether its resource properties contain reserves, which are economically recoverable.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine.  The Company does not expect to receive significant income in the foreseeable future.

The Company’s historical capital needs have been met by equity subscriptions; however there has been no equity financing since the private placement of May 31, 2001.  The Company will require additional financing to fund any of acquisitions and explorations.  With deficient working capital as at July 31, 2003 of ($288,435), the Company anticipates to fund the next stages of its exploration and its anticipated administrative and overhead expenses through additional equity subscriptions, such as private placements. In light of the continually changing financial markets, there is no assurance that funding by equity subscriptions will be possible at the times required or desired by the Company.

Fiscal 2002 Ended 7/31/2002

In management’s view, given the nature of the Company’s operations, which currently consist of activities related to the explorations of its resource properties, the most relevant financial information relates primarily to current liquidity, solvency and planned expenditures.  The Company’s financial success will be dependent upon the extent to which it can determine whether its resources properties contain reserves, which are economically recoverable.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine.  The Company does not expect to receive significant income in the foreseeable future.

The Company’s historical capital needs have been met by equity subscriptions (year-ended July 2002 - Nil; 2001 - $384,544).  The Company will require additional financing to fund any of its resource properties and any new acquisitions.  With deficient working capital as at July 31, 2002 of $(153,697), the Company anticipates to fund the next stages of the exploration of its resource properties and its anticipated administrative and overhead expenses through additional equity subscriptions, such as private placements. In addition, the Company anticipates the existing stock options and warrants will be exercised. In light of the continually changing financial markets, there is no assurance that funding by equity subscriptions will be possible at the times required or desired by the Company.

US GAAP Reconciliation

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under US GAAP, all expenditures relating to mineral interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring a mine into production are capitalized as development costs.

Under Canadian GAAP, stock options granted to employees and non-employees prior to January 1, 2002 are accounted for as capital transactions when the options are exercised. Subsequent to January 1, 2002, stock options granted to employees continue to be accounted for as capital transactions and stock options granted to non-employees are accounted for using the fair value method. Under US GAAP, options granted to employees are accounted for by the intrinsic value method, and options granted to non-employees are accounted for under the fair value method.

The reader is advised to consult the Issuer’s audited annual financial statements for the year ended July 31, 2003, particularly Note 12 for quantification of the differences.

5.E.  Off-Balance Sheet Arrangements.

The Company has no off-balance sheet arrangements.

5.F.  Tabular disclosure of contractual obligations.

      --- No Disclosure Necessary ---

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: the expensing of mineral property acquisition/exploration costs; utilizing a ceiling test for the carrying value of producing mineral properties; and accounting for stock-based compensation.

The Issuer capitalizes mineral property acquisition/exploration/development costs until the property is placed into production, sold, allowed to lapse or otherwise abandoned.  All mineral property acquisition, exploration and development costs have been acquired for cash and/or common shares.  The Issuer performs periodic evaluations to evaluate recoverability of mineral property costs.  Under SEC interpretation of US GAAP, all such acquisition and/or exploration costs are expensed in the period incurred.

For US GAAP purposes, the Issuer had elected under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) to continue to apply the intrinsic value based method of accounting for stock-based compensation under APB 25 “Accounting for Stock Issued to Employees”.  Under the intrinsic value method, stock compensation is the excess, if any, of the quoted market value of the stock at the measured date of the grant over the amount an optionee must pay to acquire the stock.  Under US GAAP, the issue of stock options to non-employees is accounted for under SFAS 123.  The fair value of the stock options granted to non-employees will be estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield; expected volatility; risk-free interest rate; and expected average option life.

Recent Accounting Pronouncements Applicable to US

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141 “Business Combinations,” or SFAS 141, and SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142.  SFAS 141 requires all business combinations initiated after 6/30/2001 to be accounted for using the purchase method of accounting.  Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually or more frequently if impairment indicators arise.  All other intangible assets will continue to be amortized over their estimated useful lives.  The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after 6/30/2001.  With respect to goodwill and intangible assets acquired prior to 7/1/2001, we are required to adopt SFAS 142 effective 7/1/2002.  The adoption of SFAS 141 and SFAS 142 is not expected to have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, or SFAS 144.  Although SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, or SFAS 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues.  Under SFAS 144, companies will (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset.  SFAS 144 also provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale.  The adoption of SFAS 144 on 7/1/2002 is not expected to have a material impact on our financial position or results of operations.

On 4/30/2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (""SFAS 145"").  Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The adoption of SFAS 145 on 5/15/2002 did not have a material impact on our financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities.  SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract.  SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).  SFAS No. 146 will be effective for exit or disposal activities of the Issuer that are initiated after 12/31/2002 and are not expected to have a material impact on our financial position or results of operations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

8/27/2004

________________________________________________________________________

________________________________________________________________________

Name	Position	Age	Date of First Election or Appointment

Robert Eadie (1)	Chairman, CEO, Director	39	October 24, 2003
Robert Sibthorpe	President, Director	54	June 28, 2004
Gary Hawthorn (1)	Director	62	August 3, 2004
Ken Sumanik (1)	Director	68	November 19, 1993
Jorge Avelino	Secretary	52	April 1, 1999

------------------------------------------------------------------------------

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(1)

Member of Audit Committee.

______________________________________________________________________________

Robert Eadie (Chairman, CEO and Director): Mr. Eadie has been a successful business owner and has many years of experience in working with and helping build start-up type companies. Earlier in his career he became proficient at corporate investor and public relations and went on to establish his own investor relations consulting business. He has since become a manager, officer or director of a few junior companies, mostly in the natural resource sector. During his years of experience in working with public resource companies, Mr. Eadie has been involved in raising over 20 million dollars for various mining exploration and development projects.

Robert Sibthorpe (President and Director): Mr. Sibthorpe has more than 30 years experience in many areas of the natural resource industry. His career began as a geologist working for various companies conducting exploration programs in several different countries. After obtaining his MBC degree in 1979, he joined a large Canadian investment firm as Institutional Mining Analyst and went on to become a Director and Head of Research. In 1986 he joined Yorkton Securities Inc. as a Director and Senior Analyst Corporate Finance. This large Canadian brokerage firm, directly or through syndication, raised roughly $3 billion in equity funding for natural resource companies over the following 10-year period. Mr. Sibthorpe has served as a Director for several public mining companies and was the Senior VP of Business Development for Ivanhoe Mines Ltd.

Gary Hawthorn (Director): Gary Hawthorn, P.Eng., is a highly respected professional mining engineer with 40 years of practical experience in various areas of mineral resource development and production. His particular area of expertise involves the many technical engineering considerations involved in successfully bringing a mineral resource into production. His international consulting work has helped develop mining projects around the world.

Mr. Hawthorn started his career working for seven years for Cominco Ltd. and then for eleven years with Placer Dome. During this time he was a testing engineer and Mill Superintendent at several base metal and precious metal mining operations. In 1982 he established his own consulting engineering and laboratory testing firm, and has been responsible for assisting a number of resource company clients in bringing mineral deposits into commercial production. He is acknowledged to be an expert in the area of practical hands-on production design engineering. He has extensive experience with both smalla nd large flotation and cyanidation production circuits.

Mr. Hawthorn has been an Adjunct Professor at the University of British Columbia teaching in the Mining and Mineral Process Engineering Department and has written several professional articles/papers on various related topics. He is a Life Member of the Canadian Institute of Mining & Metallurgy, and a member of the Association of Professional Engineers and Geoscientists (B.C.) and the American Institute of Mining Engineers.

Ken Sumanik (Director): Mr. Sumanik, P.Bio., is a professional biologist and specialist in environmental mining issues. From 1989 to 1999, he was Vice-President of Environment and Land Use for the Mining Association of British Columbia and then served as Assistant to the Minister for Mining in British Columbia until he joined the Company in October 2002.

Jorge Avelino (Secretary):  Mr. Avelino has a B.A. from the University of Ateneo and 3 years of Certified General Accountant training in British Columbia. Since 1998, he has provided financial management and accounting services to junior public companies listed on the TSX Venture Exchange. His primary role has been overall responsibility for financial reporting.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2003 ended 7/31/2003 was nil.

_____________________________________  _________________________________________

___________________________________  ___________________________________________

Director Compensation.  The Issuer had no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Issuer other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Issuer may grant stock options to Directors, Senior Management and employees.  Currently, there are no stock options outstanding.

Change of Control Remuneration.  The Issuer had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Issuer in Fiscal 2003 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Issuer had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Issuer's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Issuer during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Issuer has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Issuer and reviews with the independent auditors the scope and results of the Issuer’s audits, the Issuer’s internal accounting controls, and the professional services furnished by the independent auditors to the Issuer.  The current members of the Audit Committee are: Robert Eadie, Ken Sumanik and Gary Hawthorn. The Audit Committee met once during Fiscal 2003.

6.D.  Employees

As of 5/01/2004, the Issuer had no employees only independent contractors, excluding the Senior Management.

6.E.  Share Ownership

Table No. 7 lists, as of 8/26/2004, Directors and Senior Management who beneficially own the Issuer's voting securities, consisting solely of common shares, and the amount of the Issuer's voting securities owned by the Directors and Senior Management as a group.

Table No. 7

Shareholdings of Directors and Senior Management and

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Robert Eadie (1)	1,322,000	20%
Common	Gary Hawthron (2)	244,000	3%
Common	Jorge Avelino	Nil
Common	Ken Sumanik	20,000
Common	Robert Sibthrope (3)	300,000	4%
	Total Directors/Management 5% Holders	1,886,000	27.47%

(1)

300,000 of these shares are represented by currently exercisable share purchase warrants.

(2)

97,000 of these shares are represented by currently exercisable share purchase warrants.

(3)

150,000 of these share are represented by currently exercisable share purchase warrants.

# Based on 6,319,225 shares outstanding as of 8/26/2004

Stock Options.  The terms of incentive options grantable by the Issuer are done in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Issuer adopted a formal written stock option plan (the "Plan") on April 1, 2003. (A copy of the Issuer’s Stock Option Plan is included with this document as an exhibit.)

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Issuer’s stock option program are to (a) promote a proprietary interest in the Issuer among the officers, directors and employees of the Issuer and its affiliates, (b) retain and attract the qualified officers, directors and employees the Issuer requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Issuer.

The Plan provides that stock options may be granted to service providers for the Issuer.  The term “service providers” means (a) any full or part-time employee or Officer, or insider of the Issuer or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Issuer; (c) any other person or company engaged to provide ongoing consulting services for the Issuer or any entity controlled by the Issuer or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d) hereinafter referred to as an “Eligible Person”); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person.  For stock options to Employees, Consultants or Management Company Employees, the Issuer must represent that the optionee is a bona fide Employee, Consultant or Management Company Employee as the case may be.  The terms “insider” “Controlled” and “subsidiary” shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time.  Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of the Issuer or a committee established by the board of directors for that purpose.  Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Issuer shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Issuer, which may be issued and sold under the Plan, will not exceed 10% of the issued shares of the Issuer.  The Issuer shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Issuer’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Issuer shall determine to be necessary or advisable.  If any shares cannot be issued to any optionee for whatever reason, the obligation of the Issuer to issue such shares shall terminate and any option exercise price paid to the Issuer shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b) options may be exercisable for a maximum of five years from grant date;

(c) options to acquire no more than 5% of the issued shares of the Issuer may be granted to any one individual in any 12-month period;

(d) options to acquire no more than 2% of the issued shares of the Issuer may be granted to any one consultant in any 12-month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Issuer may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f) options to acquire no more than 10% of the issued shares of the Issuer may be granted to any insiders in any 12-month period;

(g) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Issuer to provide investor relations activities; and

(i) in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Issuer’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of the Issuer’s common shares for a particular Award Date will typically be the closing trading price of the Issuer’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan.  Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Issuer on any stock exchange on which the shares are listed or dealing network on which the shares of the Issuer trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder.  The Issuer will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Executive Officers of the Issuer to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of 5/15/2004, as well as the number of options granted to Directors and independent contractors.

Table No. 8

Stock Options Outstanding

There are currently no stock options outstanding.

________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  The Issuer’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 8/26/2004, the Issuer’s shareholders’ list showed 6,319,225 common shares outstanding and 85 registered shareholders.  The Issuer has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 71 holders of record" resident in Canada, holding 6,244,490 common shares; 14 “holders of record" resident in the USA, holding 84,735 common shares;

The Issuer has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Issuer believes that it has approximately 1000 beneficial owners of its common shares.

7.A.3.  Control of the Company  The Issuer is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Issuer is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

During the fiscal period ended 4/30/2004, the Issuer incurred management fees of $31,000 (2003 - $61,500) and directors fees of $3,000 (2003 – Nil) to three directors.  Accounts payable include $125,418 (2003 - $114,754) due to three directors.

The Company has also proposed to debt settle $80,000 due to the former president for unpaid management fees and $3,000 to another director.

During the fiscal year ended 7/31/2003, the Issuer incurred management fees of $84,500 (2002 - $92,000) to the President of the Company.  Due to cash flow problems, the Issuer only paid $16,125 of these fees. Accounts payable include $139,000 (2002 - $55,029) that are still due to this director.

Accounting Fees

---No Disclosure Required---

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

---No Disclosure Required---

7.C.  Interests of Experts and Counsel

---No Disclosure Required---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Issuer's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Issuer, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of N.I. Cameron Inc., Independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

  Fiscal 2003/2002 Ended July 31st

  Fiscal 2001/2000 Ended July 31st

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Issuer do not know of any material, active or pending, legal proceedings against them; nor is the Issuer involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Issuer know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Issuer.

8.B.  Significant Changes

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada, under the symbol "SAM". The Company resumed trading after a 1 for 10 reverse stock split effective January 30, 2004.

Table No. 13 lists the high and low sales prices on the TSX Venture Exchange for the last six months, last three fiscal quarters, and last fiscal year.

________________________________________________________________________

________________________________________________________________________

Table No. 9

TSX Venture Exchange (formerly the Canadian Venture Exchange)

And Toronto Stock Exchange (TSE)

Common Shares Trading Activity

- Sales -

 Canadian Dollars

Period	High	Low

Month Ended 07/31/04	0.44	0.31
Month Ended 06/30/04	0.60	0.41
Month Ended 05/31/04	0.50	0.405
Month Ended 04/30/04	0.55	0.41
Month Ended 03/31/04	0.60	0.45
Month Ended 02/29/04	No Trades

Fiscal Year Ended 07/31/2003	No Trades

Fiscal Quarter Ended 07/31/04	0.64	0.31
Fiscal Quarter Ended 04/30/04	0.60	0.41
Fiscal Quarter Ended 01/31/04	No Trades

______________________________________________________________________________

______________________________________________________________________________

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Issuer has only one class of shares authorized, namely, common shares without par value. There are 100 million common shares authorized. As of August 26, 2004 a total of 6,319,225 shares were issued and outstanding.

All shares are initially issued registered in the name of the shareholder or its nominee. There are no restrictions on the transferability of the shares imposed by the Issuer’s constating documents.

Computershare Trust Company of Canada (located at 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9) is the registrar and transfer agent for the common shares.

Common Share Description

All of the authorized common shares of the Issuer are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.

Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefor.

Upon liquidation, dissolution or winding up of the Issuer, holders of common shares are entitled to receive pro rata the assets of Issuer, if any, remaining after payments of all debts and liabilities.

No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act (British Columbia).  Unless the Act or the Issuer's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution, being approval by a vote of a majority of the votes cast in respect of the matter at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Issuer while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

Table No. 14 lists, as of 8/26/2004, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 14

Share Purchase Warrants Outstanding

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Exercise Price	Expiration Date of Share Purchase Warrants

3/01/2004	967,000	882,000	$0.20	3/01/2005
3/01/2004	330,000	330,000	$0.30	3/01/2005
6/23/2004	1,606,000	1,606,000	$0.75	6/23/2005

Total	2,903,000	2,818,000

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Toronto, Ontario.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 7/31/2003, 7/31/2002, and 7/31/2001, there were 100,000,000 common shares without par value authorized.  After adjusting for a 1 for 10 reverse stock split effective January 30, 2004, as of 7/31/2003, there were 1,653,189 common shares issued and outstanding.  As of 7/31/2002 and 7/31/2001 there were 1,643,189 common shares issued and outstanding

Flow-Through Shares

The Company has historically funded a portion of its mineral exploration activities within Canada through the issuance of Flow-Through Common Shares. The Federal Act contains a temporary investment tax credits, at a rate of 15%, applicable to certain mining exploration expenses in Canada pursuant to a Flow-through share issuance agreement. A Flow-through share investor could apply this tax credit to reduce his or her Canadian Federal income tax payable.

The mining exploration expenses that qualify for the investment tax credit under the Flow-through program must be incurred in the scope of mining exploration activities conducted from or above the ground surface in order to determine the existence or location of mineral materials. These minerals include the deposit of common metals or the deposit of minerals for which the Minister of Natural Resources has stated that the principal mineral extract is an industrial mineral contained in a non-stratified deposit. The mining exploration activities that qualify include expenses incurred in order to determine the existence, location, extent, or quality of a mineral resource in Canada, including the prospector costs, the geological, geophysical or geochemical study costs, the costs of steelhead or diamond drilling, by hammering or other methods, and the costs of digging trenches. It is not intended for expenses related to existing mines.

Currently, the Company has no Flow-Through common shares outstanding.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 8 and Table No. 10. ---

10.A.6.  History of Share Capital

The Issuer has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 1999	Private Placement	100,000	$22,000
	Exercise of Warrants	600,000	$150,000
	Exercise of Options	70,000	$21,000
Fiscal 2000	Public Offering	1,500,000	$420,000
	Exercise of warrants	414,625	$136,826
	Private Placement	200,000	$80,000
	Private Placement	340,000	$136,000
	Exercise of Options	490,000	$143,000
Fiscal 2001	Exercise of Warrants	574,375	$189,544
	Private Placement	200,000	$70,000
	Private Placement	400,000	$100,000
	Option Exercise	100,000	$25,000
Fiscal 2002	None
Fiscal 2003	None
Fiscal 2004	Private Placement	2,328,666	$349,300
	Private Placement	1,320,000	$660,000

________________________________________________________________________

________________________________________________________________________

________________________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

Objects and Purposes

The Articles of Incorporation place no restrictions upon the type of business that the Company may engage in.

Disclosure of Interest of Directors,

Part 15 of the Articles

15.1 A Director who is, in any way, directly or indirectly interested n a proposed contract or transaction with the Issuer or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

15.2 A Director shall not vote in respect of any such contract or transaction with the Issuer in which he is interested and if he shall do so his vote shall not be counted, buy he shall be counted in the quorum present at the meeting at which such vote is taken.  Subject to the provisions of the Company Act, the foregoing prohibitions shall not apply to:

a.

any such contract or transaction relating to a loan to the Issuer, which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

b.

any contract or transaction made or to be made with, or for the benefit of an affiliated corporation of which a Director is a director or officer;

c.

determining the remuneration of the Directors;

d.

purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors under Section 152 of the Company Act; or,

e.

the indemnification of any Director by the Issuer under Section 152 of the Company Act.

These exceptions may from time to time be suspended or amended to any extent approved by the Issuer in general meeting and permitted by the Company Act, either generally or in respect of any particular contract or transaction ore for any particular period.

15.3 A Director may hold any office or place of profit with the Issuer (other than the office of auditor or the Issuer) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Issuer either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Company Act, no contract or transaction entered into by or on behalf of the Issuer in which a Director is in any way interested shall be liable to be voided by reason thereof.

15.4 Subject to compliance with the provisions of the Company Act, a Director or his firm may act in a professional capacity for the Issuer (except as auditor of the Issuer) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

15.5 A Director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Issuer may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Company Act, such Director shall not be accountable to the Issuer for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Issuer in general meeting otherwise directs.

Powers and Duties of Directors

Remuneration of Directors

Part 14 of the Articles

14.1. The directors shall manage or supervise the management of the affairs and business of the company and shall have the authority to exercise all such powers of the company as are not, by the Company Act or by the memorandum or these articles, required to be exercised by the company in general meeting.

14.2. The directors may from time to time, by power of attorney, appoint any person to be the attorney of the company for such purposes, and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the directors under these articles and excepting the powers of the directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the directors may think fit, and any such appointment may be made in favor of any of the directors or any of the members of the company or in favor of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit.  Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretion for the time being vested in him.

Borrowing Powers of Directors,

Part 8 of the Articles

8.1. The directors may from time to time authorize the company to:

(a) borrow money in such manner and amount, on such security,

    from such sources and upon such terms and conditions as they in their absolute discretion think fit;

(b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the company or any other person; and

(c) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the company,

    both present and future.

8.2. Any bonds, debentures or other debt obligations of the company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the company, appointment of directors or otherwise and may by their terms be assignable free from any equities between the company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

8.3. The Issuer shall keep or cause to be kept within the Province of British Columbia in accordance with the Company Act a register of its debentures and a register of debenture holders, which registers may be combined, and, subject to the provisions of the Company Act, may keep or cause to be kept one or more branch registers of its debenture holders at such place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers, provided that any such branch register kept within British Columbia shall be kept by a trust company registered under the Trust Company Act (British Columbia).

8.4. Every bond, debenture or other debt obligation of the Issuer shall be signed manually by at least one Director of officer of the Issuer or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agents for the bond, debenture or other debt obligation appointed by the Issuer under  which the bond, debenture or other debt obligation is issued or by or on behalf of a trustee who certifies it in accordance with a trust indenture and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that the person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

Remuneration of Directors

Part 12.2 of the Articles

13.2. The remuneration of the directors as such may from time to time be determined by the directors or if the directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the company as such who is also a director. The directors shall be repaid such reasonable traveling, hotel and other expenses as they incur in and about the business of the company    and if any director shall perform any professional or other services for the company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such director, by the company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive.  The directors, on behalf of the company. unless otherwise determined by ordinary resolution, may pay a gratuity, pension or allowance on retirement to any director who has held any salaried office or place of profit with the company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Required Ownership of Capital by Directors

Part 12.3 of the Articles

12.3. A director shall not be required to hold a share in the capital of the company as qualification for his directorship.

Dividend Rights

Part 20 of the Articles

20.1  The Directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member.  No dividend shall be paid otherwise than out of funds and/or assets by the Directors as to the amount of such funds or a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive.  The Issuer may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Issuer or any other corporation or in any one or more such ways as may be authorized by the Issuer or the Directors and where any difficulty arises with regard to such a distribution by the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of th value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

20.2  Any dividend declared on shares of any class or series by the Directors may be made payable on such date as is fixed by the Directors.

20.3  Subject to the rights of members (if any) holding shares with special rights as to dividends, all dividends on shares of any class or series shall be declared and paid according to the number of such shares held.

20.4  The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Issuer may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Issuer or be invested in such investments as the Directors may from time to time think fit.  The Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to divide.

20.5  If several persons are registered as joint holders of any share, any one of them may be given an effective receipt for any dividend, bonuses or other moneys payable in respect of the share.

20.6  No dividend shall bear interest against the Issuer. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

20.7  Any dividend, bonuses or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holder or joint holders may direct in writing.  Every such cheque or warrant shall be made payable to the order of the person to whom it is sent.  The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

20.8    Notwithstanding anything contained in these Articles the Directors may from time to time capitalize any undistributed surplus on hand of the Issuers and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Issuer as a dividend representing such undistributed surplus on hand or any part thereof.

Special Rights, Privileges, Restrictions and Conditions

Attaching to Each Class of Shares

Voting Rights and Restrictions of Common Shares.  The Class “A” Voting shares without par value (the “Class “A” Shares”) and the Class “B” Subordinate Voting shares without par value (the Class “B” Shares”) shall have attached thereto the following rights, privileges, restrictions and conditions:

1.

the Class “A” Shares shall carry and the holders thereof shall be entitled to 100 votes per share at all meetings of the members of the Issuer;

2.

the Class “B” Shares shall carry and the holders thereof shall be entitled to one vote per share at all meetings of the members of the Issuer; and,

3.

except as set out in Articles 25.1 (a) and (b), the holders of the Class “A” Shares and the holders of the Class “B”  Shares shall rank equally in all respects and have the same rights and restrictions and, without limitation, shall rank pari passu each with the other as to dividends and to any distribution of the remaining property or assets of the Issuer in the event of liquidation, dissolution or winding up of the Issuer.

Rights/Privileges, Restrictions/Conditions.

Shareholders have no specified rights to share in the profits of the Company and there are no sinking fund provisions or shareholder liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

Rules pertaining to annual general meetings and extraordinary general meetings of shareholders are described in Sections Nine and Ten of the Company’s Articles. These rules are summarized as follows:

9.1 Subject to any extensions of time permitted pursuant to the Company Act, the first annual general meeting of the Issuer shall be held within fifteen months from the date of amalgamation, or the effective date of a certificate of continuation, and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than thirteen months after the date that the last annual general meeting was held or deemed to have been held) and place as may be determined by the Directors.

9.2 If the Issuer is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to all the business which is required or desired to be transacted at the meeting, the meeting need not be held.

9.3 All general meetings other than annual general meetings are herein referred to as and may be called extraordinary general meetings.

9.4 The Directors may, whenever they think fit, convene an extraordinary general meeting.  An extraordinary general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.

9.5 If the Issuer is or becomes a reporting company, advance notice of any general meeting at which any general meeting at which any Director is to be elected shall be published in the manner required by the Company Act.

9.6 A notice convening a general meeting specifying the place, the date, and the hour of the meeting, and, in case of special business, the general nature of that business, shall be given as provided in the Company Act and in the manner hereinafter in these Articles mentioned, or in such other manner (if any) as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by law or under these Articles to receive such notice from the Issuer.  Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting, by any member shall not invalidate the proceedings at that meeting.

9.7 All the members of the Issuer entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

9.8 Except as otherwise provided by the Company Act, where any special business at  general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the Issuer or at some other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

Proceedings at General Meetings

10.1 All business shall be deemed special business, which is transacted at:

a.

an extraordinary general meeting other than the conduct of, and voting at, such meeting; and,

b.

an annual general meeting, with the exception of the conduct of, and voting at, such meeting, the consideration of the financial statements and of the respective reports of the Directors and Auditor, fixing or changing the number of directors, the election of Directors, the appointment of the Auditor, the fixing of the remuneration of the Auditor and of the directors and such other business as by these Articles or the Company Act may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the Directors.

10.2 No business, other than election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

10.3 Save as herein otherwise provided, a quorum for the transaction of business at a general meeting shall be two persons present and being, or representing by proxy, members holding not less than one-twentieth of the issued shares entitled to be voted at the meeting.  If there is only one member the quorum is one person present and being, or representing by proxy, such member.  The Directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the Issuer shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a member of proxy holder entitled to vote thereat.

10.4 If within half an hour from the time appointed for a general meeting, a quorum is not present, the meeting, if convened by requisition of the members, shall be dissolved; but otherwise it shall stand adjourned to a place on a date and at a time to be fixed by the chairman of the meeting before the adjournment, which shall be not more than two weeks following the date for which the meeting was called, or failing such designation then to the same day in the second week following the meeting at the same time and place, in either case without giving further notice.  If at such adjourned meeting, a quorum is not present within half an hour from the time appointed, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting, shall be a quorum.

10.5 The Chairman of the Board, if any, or in his absence the President of the Issuer or in his absence a Vice-President of the Issuer, if any, shall be entitled to preside as chairman at every general meeting of the Issuer.

10.6 If at any general meeting neither the Chairman of the Board nor President nor a Vice-President is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as chairman, the Directors present shall choose some one of their number to be chairman or if all the Directors present decline to take the chair or shall fail to so choose or if no Director be present, the members present shall choose one of their number to be chairman.

10.7 The Chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.  When a meeting is adjourned for thirty days or more, notice, but no “advance notice”, of the adjourned meeting shall be given as in the case of an original meeting or if so determined by the Directors, by an advertisement published at least once in a daily newspaper in Vancouver, British Columbia, or in the city where the meeting commenced.  Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

10.8 The chairman may propose or second a motion.

10.9 Subject to the provisions of the Company Act, at any meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before or on the declaration  of the result of the show of hands) a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy.  The chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the book of proceedings of the Issuer.  A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of the proceedings of the Issuer shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

10.10 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a second or casting vote.

10.11 No poll may be demanded on the election of a chairman.  A poll demanded on a question of adjournment shall be taken forthwith.  A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs.  The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded.  Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll.  A demand for a poll may be withdrawn.  In any dispute as to the admission or rejection of a vote the decision of the chairman made in good faith shall be final and conclusive.

10.12 Every ballot cast upon a poll and every proxy appointing a proxy holder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the Company Act may provide.

10.13 On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.14 Unless the Company Act, the Memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

There are no limitations on the rights to own securities.

There are no provisions of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

Although not expressly enumerated in the Articles, pursuant to Canadian regulations, shareholder ownership must be disclosed by any shareholder who owns more than 10% of the Company’s common stock.

Other Issues

Neither the Company’s memorandum/articles/by-laws nor British Columbia law permit: staggered terms for Directors; cumulative voting; shareholder approval of corporate matter by written consent; the adoption of various “poison pill” measures precluding shareholders from realizing a potential premium over the market value of their shares.  Neither the Company’s memorandum/articles/by-laws nor British Columbia law require retirement or non-retirement of directors under an age limit requirement.

There are no limitations on the rights to own securities.

There is no provision of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company’s common stock.

10.C.  Material Contracts

10.D.  Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer’s securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians There are no limitations under the laws of Canada or in the organizing documents of the Issuer on the right of foreigners to hold or vote securities of the Issuer, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Issuer by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Issuer. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Issuer (a "U.S. Holder") who deals at arm's length with the Issuer, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Issuer and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Issuer unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Issuer was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Issuer at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Issuer, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Issuer believes that it was not a passive foreign investment company for the taxable year ended 12/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Issuer will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Issuer.  The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Issuer's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Issuer's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Issuer's common shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Issuer's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Issuer may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Issuer will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Issuer, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Issuer believes that it was not a passive foreign investment company for the taxable year ended 12/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Issuer has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Issuer is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Issuer is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Issuer has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Issuer’s auditors for its financial statements for each of the preceding three years was De Visser Gray, Chartered Accountants. Their audit report for Fiscal 2003/2002/2001 is included with the related financial statements in this Registration Statement with their consent.

10.H.  Document on Display    --- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          --- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

The Issuer carried out an evaluation, under the supervision and with the participation of the Issuer’s management, including the Issuer’s President, of the effectiveness of the design and operation of the Issuer’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, the President concluded that the Issuer’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Issuer required to be included in the Issuer’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recently completed fiscal year, for which audited financial statements are available, ended 7/31/2003 that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Issuer's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B. CODE OF ETHICS

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY THE ISSUER/AFFILIATED PURCHASERS

          ---Not Applicable---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Issuer's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Issuer, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of N.I. Cameron, Inc., Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Issuer has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

ITEM 19.  EXHIBITS

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A
4. Material Contracts:
5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.Other documents: 1. Information Circular for Annual General Meeting dated December 15, 2003 2. Form of Proxy for the Annual General Meeting of February 11, 2004.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Starcore International Ventures Ltd.

Registrant

Dated August 31, 2004              Signed: /s/ Robert Eadie

Robert Eadie,

CEO and Director

STARCORE RESOURCES LTD. FINANCIAL STATEMENTS JULY 31, 2003

AUDITORS’ REPORT

To the Shareholders of

Starcore Resources Ltd.

We have audited the balance sheet of Starcore Resources Ltd. as at July 31, 2003 and July 31, 2002, and the statements of income and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Accounting Oversight Board of the United States.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at July 31, 2003 and July 31, 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.  As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied, on a basis consistent with that of the preceding year.

N.I. Cameron Inc. (signed)

VANCOUVER, BC

      CHARTERED ACCOUNTANTS

November 27, 2003

(Except for Note 12 which is at August 11, 2004)

STARCORE RESOURCES LTD.

BALANCE SHEET

JULY 31, 2003

ASSETS
	2003	2002
CURRENT
Cash	$ 913	$ -
Accounts receivable	3,068	1,032
Loan receivable	-	24,086
	3,981	25,118

INVESTMENTS (Notes 2 and 3)	5,000	7,3500

RESOURCE PROPERTIES (Note 4)	1	717,925

PROPERTY, PLANT AND EQUIPMENT (Notes 2 and 5)	2,870	3,842
	$ 11,852	$ 754,235

LIABILITIES
CURRENT
Cheques written in excess of funds on deposit	$ -	$ 52
Accounts payable (Note 9)	233,415	126,263
Loans payable (Note 6)	59,000	52,500
	292,415	178,815

SHAREHOLDERS’ EQUITY (DEFICIT)

CAPITAL STOCK (Notes 4 and 8)
Authorized: 100,000,000 common shares without par value
Issued:
16,538,192 shares	11,615,786	11,615,786

DEFICIT	(11,896,349)	(11,040,366)
	(280,563)	575,420
	$ 11,852	$ 754,235
COMMITMENTS (Note 11)

Approved by the Directors

Director

Director

The accompanying notes are an integral part of these financial statements.

STARCORE RESOURCES LTD.

STATEMENT OF INCOME AND DEFICIT

For the Year Ended July 31, 2003

	2003	2002
REVENUE
Interest	$ 14	$ 102

EXPENSES
Wages and management fees (Note 9)	84,500	92,102
Office and printing	17,788	18,523
Travel and promotion	11,054	19,356
Filing fees	7,320	8,919
Accounting and audit	5,400	21,500
Legal fees	3,000	8,514
Transfer agent’s fees	2,859	3,279
Shareholders’ information	2,430	3,069
Bank charges and interest	1,248	763
Consulting fees	-	1,160
Amortization	972	971
	136,571	178,156

LOSS BEFORE UNDERNOTED ITEMS	(136,557)	(178,054)

WRITE-OFF OF RESOURCE PROPERTIES	(702,174)	(419,592)

LOSS ON DISPOSAL OF INVESTMENTS	(7,252)	(30,720)

WRITE-DOWN OF INVESTMENTS	(10,000)	-

NET LOSS FOR THE YEAR	(855,983)	(628,366)

DEFICIT OF BEGINNING OF YEAR	(11,040,366)	(10,412,000)

DEFICIT END OF YEAR	$(11,896,349)	$(11,040,366)

LOSS PER SHARE	$ (0.05)	$ (0.04)

The accompanying notes are an integral part of these financial statements.

STARCORE RESOURCES LTD. STATEMENT OF CASH FLOWS For the Year Ended July 31, 2003

	2003	2002

OPERATING ACTIVITIES
Net loss for the year	$ (855,983)	$ (628,366)
Items not involving cash
Amortization	972	971
Loss on disposal of investments	7,252	30,720
Write-down of investments	10,000	-
Write-off of resource properties	702,174	419,592
	(135,585)	(177,083)
Change in non-cash operating working capital	129,202	80,049
	(6,383)	(97,034)
FINANCING ACTIVITIES
Increase in loans payable	6,500	52,500

INVESTING ACTIVITIES
Proceeds on disposal of investments	4,498	22,562
Purchase of investments	(19,400)	(8,838)
Resource property expenditures, net of recoveries	15,750	(11,748)
	848	1,976

INCREASE (DECREASE) IN CASH DURING THE YEAR	965	(42,558)

CASH (DEFICIENCY) AT BEGINNING OF YEAR	(52)	42,506

CASH (DEFICIENCY) AT END OF YEAR	$ 913	$ (52)

The accompanying notes are an integral part to these financial statements.

STARCORE RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended July 31, 2003

1.

NATURE OF OPERATIONS

The Company is in the process of exploring its resource properties and has not determined whether these properties contain reserves which are economically recoverable.

The recoverability of amounts shown for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production from the properties or proceeds from disposition.

2.

SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)

Resource properties

Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the accounts.  When production is attained these costs will be amortized.  When deferred expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value.  Costs relating to properties abandoned are written-off when the decision to abandon is made.

(b)

Investments

Investments are carried at cost except where, in the opinion of management, there has been a loss in value that is other than a temporary decline in which case the carrying value is reduced to its estimated realizable value.

(c)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Furniture and fixtures

20%

Office equipment

20%

STARCORE RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended July 31, 2003

1.

SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(a)

Going concern

The accompanying financial statements have been presented assuming the Company will continue as a going concern.  At July 31, 2003, the Company had accumulated $11,896,349 in losses and had no revenue-producing operations.  At the date of this report, the Company has almost no liquidity and its ability to continue as a going concern is dependent upon its ability to raise additional capital or merge with a revenue producing venture partner.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.  No adjustments have been made in the accompanying financial statements to provide for this uncertainty.

3.

INVESTMENTS

Investments consist of shares in public companies which as at July 31, 2003 had a quoted market value of $5,000 (2002 - $3,150).

4.

RESOURCE PROPERTIES

Resource properties consists of:

	2003	2002
Denain
Acquisition costs	$ 74,000	$ 74,000
Drilling	183,954	183,954
Surveying costs	33,375	33,375
Report costs	29,640	29,640
Camp costs	24,089	24,089
Consulting fees	18,760	18,760
Assaying fees	17,192	17,192
Other deferred costs	8,149	8,149
Write-off of resource property	(389,158)	-
	1	389,159

Balance carried forward	$ 1	$ 389,159

STARCORE RESOURCES LTD. NOTES TO THE FINANCIAL STATEMENTS For the Year Ended July 31, 2003

4. RESOURCE PROPERTIES (cont’d)
	2003	2002

Balance brought forward	$ 1	$ 389,159

Samuels Lake and Factor Lake
Acquisition costs	92,286	91,536
Drilling	122,745	122,745
Geological consulting	70,267	70,267
Assays	19,979	19,979
Field expenses	18,505	18,505
Line cutting	15,461	15,461
Airborne survey	15,300	15,300
Other deferred costs	8,617	8,617
Staking	7,190	7,190
Professional fees	7,176	7,176
Management fees	(10,811)	(10,811)
Recovery of acquisition costs	(48,700)	(37,200)
Write-off of resource property	(318,015)	-
	-	328,765
Alcudia Property
Recovery of acquisition costs	(5,000)	-
Write-off of resource property	5,000	-
	-	-
Legris Lake
Acquisition costs	-	60,000
Geology	-	137,102
Drilling	-	102,730
Geophysical consulting and reports	-	32,697
Management fees	-	31,328
Staking	-	19,408
Linecutting	-	16,297
Other deferred costs	-	15,593
Recovery of acquisition costs	-	(30,000)
Write-off of resource property	-	(385,155)
	-	-
Fox Claims
Acquisition costs	1	22,000
Prospecting, mapping and soil sampling	-	8,960
Staking	-	2,030
Site inspection	-	1,198
Geological consulting	-	250
Write-off of resource property	(1)	(34,437)
	-	1

Total Resource Properties	$ 1	$ 717,925

STARCORE RESOURCES LTD. NOTES TO THE FINANCIAL STATEMENTS For the Year Ended July 31, 2003 4. RESOURCE PROPERTIES (cont’d)

(a)

Denain

During a prior year, the Company entered into an option agreement to acquire a 50% interest in certain mineral claims located in the Denain Township, Quebec.  The Company abandoned this option during the current year.  The Company issued 230,000 shares with a deemed value of $74,000 and incurred $315,159 in exploration expenses prior to abandoning this option.

(b)

Samuels Lake and Factor Lake

During the current year, the Company sold its entire interest in these properties for $11,500.

During a prior year, the Company entered into an agreement to acquire a 100% interest in certain mineral claims located in the Samuels Lake area of Ontario.  To acquire this interest, the Company paid $7,500, reimbursed the staking costs of $2,311, and issued 35,000 shares at a deemed value of $11,200.  In addition, the Company was to issue 25,000 shares at the earliest of when the first phase of an exploration program has been completed and a geologist recommends a second phase or March 9, 2001.  These shares have not been issued to date.  Although the Company is technically in default of this agreement, the Company has not to this date received any notification of default.

Under this agreement, the Company also acquired an option to purchase three additional claim groups, described as the Factor Lake properties.  This option was exercised during the year ended July 31, 2000.  To acquire these claims the Company reimbursed the staking costs of $7,190 and issued 12,500 shares at a deemed value of $3,375.  In addition, on the third anniversary the Company was to pay an additional $5,000 and issue an additional 25,000 shares and on the fifth and subsequent anniversaries, the Company was required to pay a pre-production royalty of $5,000, creditable against the net smelter return royalty.

During the year ended July 31, 1999, the Company assigned a 50% joint venture interest in its option to another company.  To acquire this interest, the optionee paid the Company $10,000 and issued 50,000 shares with a deemed value of $10,000.  The optionee also agreed to incur the first $25,000 of exploration expenses on the property.  During the year ended July 31, 2000, the optionee agreed to also participate in the Factor Lake properties by making the $5,000 per claim group payment as required by the agreement and issuing an additional 35,000 shares to Starcore.

During the year ended July 31, 2000, the Company repurchased a 1% interest in the option from the optionee for $67,150.

During the year ended July 31, 2001, the Company and its joint venturer granted an option to a company to acquire a 30% interest in the property by issuing 200,000 shares, 102,000 of which with a deemed value of $10,200 were issued to the Company.

STARCORE RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended July 31, 2003

4.

RESOURCE PROPERTIES (cont’d)

(c)

Alcudia claims

The Company abandoned these claims during the year ended July 31, 2001.

During the current year, the Company sold its interest in these claims for $5,000.

(d)

Legris Lake

The Company abandoned its interest in this property in the year ended July 31, 2002.

During the year ended July 31, 2000, the Company entered into an option agreement to acquire a 50% interest in certain mineral claims in the Lac des Iles area of Ontario.   The Company paid $30,000, issued 100,000 shares with a deemed value of $30,000 and incurred $385,155 in exploration expenses prior to abandoning this option.

During the year ended July 31, 2001, the Company granted an option to a company to acquire 50% of the Company’s interest in the property.  The optionee abandoned its option during the current year.  Prior to abandoning the option, the optionee had paid $30,000 to the Company in a prior year.

(e)

Fox Claims

During the prior year, the Company entered into an option agreement to acquire a 100% interest in the Fox 1-6 mineral claims located in the Cariboo Mining District of British Columbia.  The Company abandoned its option during the current year.

Prior to abandoning this option, the Company had paid $5,000, issued 100,000 shares with a deemed value of $17,000 and incurred $12,438 in exploration expenses.  As the Company was in default of its agreement in the prior year, the option had been written down to $1 in the prior year.

5.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

       2003

      2002

Accumulated

Net Book

Net Book

Cost

Amortization

Value

Value

Furniture and fixtures

  $   3,241

  $ 2,915

  $ 326

$  652

Office equipment

            6,783

    4,239

  2,544

3,190

                   $  10,024

$ 7,154  $2,870  $ 3,842

STARCORE RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended July 31, 2003

6.

LOANS PAYABLE

The loans payable are interest-free and have no specific terms of repayment.

7.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts receivable, loan receivable, investments, accounts payable and loans payable.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

8.

CAPITAL STOCK

(a)

Changes in issued capital stock during the years ended July 31 were as follows:

	2003		2002
	Number of		Number of
	shares	Amount	shares	Amount

Issued at beginning of year	16,538,192	$11,615,786	16,438,192	$11,598,786

Shares issued for resource
properties (Note 4)	-	-	100,000	17,000

Issued at end of year	16,538,192	$11,615,786	16,538,192	$11,615,786

(a)

During the year ended July 31, 2001, the Company completed a private placement of 200,000 units for net proceeds of $70,000.  Each unit consists of one flow-through common share and one warrant entitling the holder the purchase an additional share for $0.40 on or before October 27, 2001.  None of these warrants were exercised prior to their expiry date.

(b)

During the year ended July 31, 2001, the Company completed a private placement of 400,000 units for net proceeds of $100,000.  Each unit consists of one common share and one warrant entitling the holder to purchase an additional common share for $0.25 on or before May 31, 2003.  None of these warrants were exercised prior to their expiry date.

STARCORE RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended July 31, 2003

8.

CAPITAL STOCK (cont’d)

(d)

Under the Samuels Lake acquisition agreement (Note 4(b)), the Company was required to issue 25,000 shares.  Under the terms of the sale of the property during the current year, the Company agreed to indemnify and hold harmless the purchaser in respect of any obligations remaining under the original option agreement.  Unless the Company is able to reach an agreement with the original vendors of the properties, the Company may still be required to issue these shares.

(e)

The following table summarizes the Company’s stock options:

	Shares	Weighted	Shares	Weighted
		Average		Average
		Exercise		Exercise
		Price		Price
Options outstanding at
beginning of year	1,210,000.14		960,000	$ .16
Granted	-	-	500,000.125
Exercised	-	-	-	-
Forfeited	-	-	(250,000)	(.19)
Options outstanding at
end of year	1,210,000.14		1,210,000.14

Options exercisable	1,210,000.14		1,210,000.14

Weighted average remaining
contractual life	1.8 years		2.8 years

9.

RELATED PARTY TRANSACTIONS

During the current year, the Company incurred management fees of $84,500 (2002 - $92,000) to a director.  Accounts payable include $139,000 (2002 - $55,029) due to a director.

STARCORE RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended July 31, 2003

10.

LOSSES CARRIED FORWARD

The Company has available non-capital losses for income tax purposes of $1,649,558 which may be carried forward to apply against taxable income as follows:

Up to and including:

 2004

$    291,976

2005

246,615

2006

307,349

2007

250,631

2008

280,147

2009

134,112

2010

      138,728

$ 1,649,558

In addition, the Company has available capital losses of $846,157 which may be carried forward indefinitely to apply against capital gains.

The possible tax benefit of these losses is not reflected in these financial statements.

The Company has filed tax returns showing Canadian Exploration Expenses totalling $3,044,498 and Canadian Development Expenses totalling $613,740, which are available to reduce future income taxes.

11.

COMMITMENTS

The Company is committed under an operating lease for the Company’s office space to the following annual lease payments:

2004

$  16,020

2005

16,860

2006

16,860

12.

RECONCIALITION OF CANADIAN AND UNITED STATES GAAP

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Differences as at July 31, 2003 between Canadian GAAP and United States generally accepted accounting principles (U.S. GAAP) are described below, with the financial statement disclosure restated from Canadian GAAP with adjustments shown to conform to U.S. GAAP.

STARCORE RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended July 31, 2003

STARCORE RESOURCES LTD.

BALANCE SHEET

July 31, 2003

(An Exploration Stage Enterprise)

	2003			2002
	Canadian GAAP	Adjustments to arrive at U.S. GAAP	U.S. GAAP	Canadian GAAP	Adjustments to arrive at U.S. GAAP	U.S. GAAP

ASSETS
	$	$	$	$	$	$
CURRENT
Cash	913	-	913	-	-	-
Accounts receivable	3,068	-	3,068	1,032	-	1,032
Loan receivable	-	-	-	24,086	-	24,086
	3,981		3,981	25,118	-	25,118

INVESTMENTS (Available for sale)	5,000	-	5,000	7,350	-	7,350

RESOURCE PROPERTIES
Acquisition costs	1	(1)	-	128,337	(128,337)	-
Deferred exploration costs	-	-	-	589,588	(589,588)	-
	1	(1)	-	717,925	(717,925)	-

PROPERTY, PLANT AND EQUIPMENT	2,870	-	2,870	3,842	-	3,842

	11,852	(1)	11,851	754,235	(717,925)	36,310

LIABILITIES
CURRENT
Cheques written in excess of funds on deposit	-	-	-	52	-	52
Accounts payable	233,415	-	233,415	126,263	-	126,263
Loan payable	59,000	-	59,000	52,500	-	52,500
	292,415	-	292,415	178,815	-	178,815

SHAREHOLDERS’ EQUITY (DEFICIT)
CAPITAL STOCK
Authorized: 100,000,000 common shares without par value	11,615,786	-	11,615,786	11,615,786	-	11,615,786
Issued: 16,538,162 shares

DEFICIT accumulated during the exploration stage	(11,896,349)	(1)	(11,896,350)	(11,040,366)	(717,925)	(11,758,291)
	(280,563)	(1)	(280,564)	575,420	(717,925)	(142,505)

	11,852	(1)	11,851	754,235	(717,925)	36,310

STARCORE RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended July 31, 2003

12.

RECONCIALITION OF CANADIAN AND UNITED STATES GAAP (Continued)

STARCORE RESOURCES LTD.

STATEMENT OF INCOME AND DEFICIT

For the Years Ended July 31, 2003 and 2002

(An Exploration Stage Enterprise)

	2003			2002
	Canadian GAAP	Adjustments to arrive at U.S. GAAP	U.S. GAAP	Canadian GAAP	Adjustments to arrive at U.S. GAAP	U.S. GAAP

ASSETS
	$	$	$	$	$	$
REVENUE
Interest	14	-	14	102	-	102

EXPENSES
Wages and management fees	84,500	-	84,500	92,102	-	92,102
Office and printing	17,788	-	17,788	18,523	-	18,523
Travel & promotion	11,054	-	11,054	19,356	-	19,356
Filing fees	7,320	-	7,320	8,919	-	8,919
Accounting and audit	5,400	-	5,400	21,500	-	21,500
Legal fees	3,000	-	3,000	8,514	-	8,514
Transfer agent fees	2,859	-	2,859	3,279	-	3,279
Shareholders' information	2,430	-	2,430	3,069	-	3,069
Bank charges and interest	1,248	-	1,248	763	-	763
Consulting fees	-	-	-	1,160	-	1,160
Exploration expense/recoveries	-	(15,750)	(15,750)	-	6,748	6,748
Amortization	972	-	972	971	-	971
	136,571	(15,750)	120,821	178,156	6,748	184,904

LOSS BEFORE OTHER ITEMS	(136,557)	15,750	(120,807)	(178,054)	(6,748)	(184,802)

OTHER ITEMS
Write-off resource properties	(702,174)	702,174	-	(419,592)	397,592	(22,000)
Loss on disposal of investments	(7,252)	-	(7,252)	(30,720)	-	(30,720)
Write-down of investments	(10,000)	-	(10,000)	-	-	-
	(719,426)	702,174	(17,252)	(450,312)	397,592	(52,720)

LOSS FOR THE PERIOD	(855,983)	717,924	(138,059)	(628,366)	390,844	(237,522)

DEFICIT, BEGINNING OF THE PERIOD	(11,040,366)	(717,925)	(11,758,291)	(10,412,000)	(1,108,769)	(11,520,769)

DEFICIT, END OF THE PERIOD	(11,896,349)	(1)	(11,896,350)	(11,040,366)	(717,925)	(11,758,291)

LOSS PER SHARE	(0.05)	-	(0.01)	(0.04)		(0.01)
WEIGHTED AVERAGE:	16,538,192 Shares

STARCORE RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended July 31, 2003

12.

RECONCIALITION OF CANADIAN AND UNITED STATES GAAP (Continued)

STARCORE RESOURCES LTD.

STATEMENT OF STOCKHOLDERS’ EQUITY

For the Years Ended July 31, 2003 and 2002

(An Exploration Stage Enterprise)

(U.S. GAAP Only)

	Number of Common Shares	Total Capital Stock	Retained Earnings	Total Shareholders' Equity

Balance. Beginning of the Year
July 31, 2001	16,438,192	$ 11,598,786	$ (11,520,769)	$ 78,017

Transactions during the year
Shares issued	100,000	$ 17,000		$ 17,000
Net loss for the year			$ (237,522)	$ (237,522)

Balance. Beginning of the Year
July 31, 2002	16,538,192	$ 11,615,786	$ (11,758,921)	$ (142,505)

Transactions during the year
Shares issued	-	$ -		$ -
Net loss for the year			$ (138,059)	$ (138,059)

Balance, End of the Year
July 31, 2003	16,538,192	$ 11,615,786	$(11,896,350)	$ (280,564)

STARCORE RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended July 31, 2003

12.

RECONCIALITION OF CANADIAN AND UNITED STATES GAAP (Continued)

STARCORE RESOURCES LTD.

STATEMENT OF CASH FLOWS

For the Years Ended July 31. 2003 and 2002

(An Exploration Stage Enterprise)

	2003		2002
	Canadian GAAP	Adjustments to arrive at U.S. GAAP	U.S. GAAP	Canadian GAAP	Adjustments to arrive at U.S. GAAP	U.S. GAAP

	$	$	$	$	$	$
CASH PROVIDED (USED) BY:

OPERATING ACTIVITIES
Operations
Net loss for the period	(855,983)	717,924	(138,059)	(628,366)	390,844	(237,522)
Items not involving cash
Amortization	972	-	972	971	-	971
Loss on disposal of investments	7,252	-	7,252	30,720	-	30,720
Write-down of investments	10,000	-	10,000	-	-	-
Write-off of resource properties	702,174	(702,174)	-	419,592	(397,592)	22,000
	(135,585)	15,750	(119,835)	(177,083)	(6,748)	(183,831)

Changes in non-cash working capital	129,202	-	129,202	80,049	-	80,049
	(6,383)	15,750	9,367	(97,034)	(6,748)	(103,782)

FINANCING ACTIVITIES
Increase in loans payable	6,500	-	6,500	52,500	-	52,500

INVESTING ACTIVITIES
Proceeds on disposal of investments	4,498	-	4,498	22,562	-	22,562
Purchase of investments	(19,400)	-	(19,400)	(8,838)	-	(8,838)
Resources property expenditures	15,750	(15,750)	-	(11,748)	6,748	(5,000)
	848	(15,750)	(14,902)	1,976	6,748	8,724

(DECREASE) INCREASE IN CASH	965	-	965	(42,558)	-	(42,558)

CASH (DEFICIENCY) EGINNING OF YEAR	(52)	-	(52)	42,506	-	42,506

CASH (DEFICIENCY) END OF YEAR	913	-	913	(52)	-	(52)

STARCORE RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended July 31, 2003

12.

RECONCIALITION OF CANADIAN AND UNITED STATES GAAP (Continued)

Detailed adjustments from Canadian GAAP to U.S. GAAP, referenced to disclosure restated, above, are as follows:

a)

Accounting for start-up costs – Mining Properties-Deferred Exploration Costs

Acquisition Costs

Mineral property acquisition costs are capitalized in accordance with FAS-141 subject, however to impairment pursuant to FAS-144.  Exploration costs and mine development costs to be incurred, including those to be incurred in advance of commercial production and those incurred to expand capacity of proposed mines, are expensed as incurred while the Company is in the exploration stage.  There are no discounted present cash flows available from the properties.  Accordingly, $128,337 acquisition costs which are capitalized under Canadian GAAP should be expensed in the statement of income under United States GAAP. This amount was included under Other Items – Write-off of Resource Properties ($22,000) and under as an adjustment to the 2002 Opening Deficit ($106,337).

Deferred Exploration Costs

Under Canadian accounting principles, these costs and recoveries may be deferred prior to the commencement of commercial operations.  Accounting principles in the United States require expenditures and revenue during the start-up of operations to be charged to earnings.  During the year ended July 31, 2003, exploration recoveries were ($15,750) and during the year ended July 31, 2002, explorations costs were $6,748. These amounts were expensed in the statement of income under United States GAAP.

The July 31, 2002 Write-off of Resource Properties under Canadian GAAP of $419,592 was adjusted by reclassifying the previous year’s deferred expenses that should have been expensed under United States GAAP. Therefore an adjustment to the 2002 Opening Deficit of $1,108,769 was necessary.

b)

Loss carry forward

After the above mentioned adjustments to conform to U.S. GAAP, the available capital losses increased by $1, which may be carried forward indefinitely to apply against capital gains.

The accounting for income taxes under Canadian GAAP and United States GAAP is essentially the same, except that:

-

income tax rates of enacted or substantively enacted tax law must be used to calculate future income tax assets and liabilities under Canadian GAAP;

-

Only income tax rates of enacted tax law can be used under United States GAAP.

For both Canadian GAAP and U.S. GAAP, no Future Income Tax (Canadian GAAP) or Deferred Tax (U.S. GAAP) are either recorded as assets or as liabilities, as they are offset by valuation reserves due to uncertainty of utilization of tax losses.

STARCORE RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended July 31, 2003

12.

RECONCIALITION OF CANADIAN AND UNITED STATES GAAP (Continued)

a)

Earnings (Loss) per Common Share

Loss per common share for Canadian GAAP for the years ended April 30, 2003 and 2002 have changed due to fact that the losses have been revised under U.S. GAAP.

	Net Loss		Loss Per Share
Basic (loss) per common share	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Year ended July 31, 2002	$ (628,366)	$ (237,522)	$ (0.04)	$(0.01)
Year ended July 31, 2003	$ (855,983)	$ (138,059)	$ (0.05)	$(0.01)

The diluted loss per common share does not increase the basic loss per common share, due to antidilutive factors.

b)

Accounting for asset retirement obligations

In August of 2001, U.S. FASB issued Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”).  SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  SFAS 143 applies to all entities.  It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and / or the normal operation of a long-lived asset, except for certain obligations of lessees.  SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002.  The Company adopted SFAS 143 for the fiscal year beginning on May 1, 2003.  The Company believes that SFAS 143 will not have a material effect on the Company’s results of operations, financial position or liquidity.

c)

Accounting for costs associated with exit or disposal activities

The U.S. FASB recently issued new Standard No. 146 relating to accounting for costs associated with exit or disposal activities.  Effective January 1, 2003, the new standard requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan.

STARCORE RESOURCES LTD.

NOTES TO THE FINANCIAL STATEMENTS

For the Year Ended July 31, 2003

12.

RECONCIALITION OF CANADIAN AND UNITED STATES GAAP (Continued)

d)

Investment securities

United States GAAP requires that investment securities be classified as either “available for sale” or “held to maturity”, and requires available for sale securities to be reported on the balance sheet at their estimated fair values.  Unrealized gains and losses arising from changes in fair values of available for sale securities are reported net of income taxes in other comprehensive income.  For United States GAAP, the Company accounts for substantially all investment securities as available for sale.  Under Canadian GAAP, investment securities are carried at cost or amortized cost, with other than temporary declines in value recognized based upon expected net realizable values.

e)

 Stock-based Compensation

Accounting for Stock-based Compensation, is on a prospective basis for Canadian GAAP and uses the fair value-based method to measure compensation expense as compared to United States GAAP that uses the intrinsic value.

Employee stock options issued by the company were issued to directors, officers and employees and no compensation charge was expensed.

f)

Exploration Stage Enterprise

Under the Canadian accounting principles, the Company is considered to be a Development Stage Enterprise.  In accordance with U.S. accounting principles this reference is revised to Exploration Stage Enterprise.

Additional disclosure of the following items is required under U.S. accounting principles for exploration stage enterprises:  (1) separate caption in the shareholders’ equity section of the balance sheet reporting cumulative net losses during the exploration stage, and this is disclosed in the above mentioned balance sheet reconciled to United States GAAP.,  (2) cumulative amounts of revenues and expenses since inception, (3) cumulative statement of cash flows since inception, and (4) details of each issuance of capital stock since inception. The Company has been an exploration stage since October 17, 1980 and the accumulated figures, for Items 2, 3 and 4, are not available and therefore are not disclosed.

g)

Statement of Stockholders’ Equity

A separate Statement of Stockholders’ Equity is not required for Canadian GAAP; it is, however, required in accordance with U.S. GAAP and, accordingly, is disclosed as a separate statement in the abovementioned for U.S. GAAP.

STARCORE INTERNATIONAL VENTURES LTD.

(Formerly Starcore Resources Ltd.)

FINANCIAL STATEMENTS
APRIL 30, 2004

NOTICE TO READER

INTERIM BALANCE SHEETS

INTERIM STATEMENTS OF LOSS AND DEFICIT INTERIM STATEMENTS OF CASH FLOWS NOTES TO INTERIM FINANCIAL STATEMENTS

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by
the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statement for the period ended April 30, 2004.

NOTICE TO READER

The interim balance sheet as at April 30, 2004 and the interim statements of loss and deficit, and the interim statements of cash flows for the three month period then ended are the responsibility of the Company’s management.

These financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company, N. I. Cameron Inc.

The interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian Generally Accepted Accounting Principles.

/s/ Robert Eadie

                       /s/ Ralph Brown

Robert Eadie, Director

Ralph Brown

Vancouver, BC Canada

Vancouver, BC Canada

June 16, 2004

June 16, 2004

Suite 600 – 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6

Telephone: (604) 602-4935 Fax: (604) 602-4936 e-mail. info@starcore.com website: starcore.com

STARCORE INTERNATIONAL VENTURES LTD.

(Formerly Starcore Resources Ltd.)

BALANCE SHEET

ASSETS
	April 2004	July 2003
	Unaudited	Audited
CURRENT
Cash	$ 86,623	$ 913
Accounts receivable	10,682	3,068
Prepaid expense	20,302	-
	117,607	3,981

INVESTMENTS (Notes 2 and 3)	5,000	5,000

RESOURCE PROPERTIES (Note 4)	93,180	1

DEFERRED FINANCING COSTS	7,134	-

PROPERTY, PLANT AND EQUIPMENT (Notes 2 and 5)	2,142	2,870
	$ 225,063	$ 11,852

LIABILITIES
CURRENT
Accounts payable (Note 9)	213,714	233,415
Loans payable (Note 6)	59,000	59,000
	272,714	292,415

SHAREHOLDERS’ EQUITY (DEFICIT)
CAPITAL STOCK (Notes 4 and 8)
Authorized: 100,000,000 common shares without par value
Issued:
16,538,192 shares	11,615,786	11,615,786

DEFICIT	(12,012,737)	(11,896,349)
	(47,651)	(280,563)
	$ 225,063	$ 11,852

Approved by the Directors

(sgd.) “Robert Eadie”

Director

(sgd.) “Ralph Brown”

Director

The accompanying notes are an integral part of these financial statements.

STARCORE INTERNATIONAL VENTURES LTD.

(Formerly Starcore Resources Ltd.)

STATEMENT OF INCOME AND DEFICIT
For the Third Quarter Ended April 30

	April 30	Interim Qtr	April 30	Interim Qtr
	2004		2003
REVENUE Interest	-	-	14	2
EXPENSES Accounting, audit & legal	20,211	7,226	3,225	1,125
Amortization	728	242	728	242
Bank charges and interest	474	87	1,196	91
Directors fees	3,000	-	-	-
Filing fees/services & transfer agent	26,338	13,858	9,535	3,340
Management fees	31,000	7,500	61,500	23,000
Office services & supplies	23,810	10,064	11,657	4,307
Shareholders’ communication, travel &	27,651	15,880	9,660	1,810
promotion
	133,212	54,857	97,501	33,915
LOSS BEFORE UNDERNOTED ITEMS	(133,212)	(54,857)	(97,487)	(33,913)
OTHER ITEMS Gain (loss) on disposal of investments			(12,540)	(12,540)
Write-off Resource Properties	-	-	(316,632)	633
Write-off Accounts Payable	16,824	633
	16,824	633	(329,172)	(11,907)
NET LOSS FOR THE PERIOD	(116,388)	(54,224)	(426,659)	(45,820)
DEFICIT AT BEGINNING OF PERIOD	(11,896,349)	(11,958,513)	(11,040,366)	(11,421,205)
DEFICIT AT END OF PERIOD	$ (12,012,737)	$ (12,012,737)	$ (11,467,025)	$ (11,467,025)
LOSS PER SHARE	$0.01		$0.00
Weighted average 16,538,192

STARCORE INTERNATIONAL VENTURES LTD.
(Formerly Starcore Resources Ltd.)
STATEMENT OF CASH FLOWS
For the Third Quarter Ended April 30

	April 30 Interim Qtr		April 30	Interim Qtr
	2004		2003
OPERATING ACTIVITIES Net loss for the period	$$(116,388)	$(45,393)	$(426,659	$(45,820)
Items not involving cash Amortization	728	242	728	242
Write-off of resource properties	-	-	316,632	(633)
	(115,660)	(45,151)	(109,299)	(46,211)
Change in non-cash operating working capital	(48,027)	(55,048)	101,440	48,264
	(162,187)	(98,699)	(7,859)	2,053
FINANCING ACTIVITIES Capital stock issued for cash	-	-	-	-
Shares subscribed	349,300	97,500	-	-
	349,300	97,500	-	-
INVESTING ACTIVITIES Investments	-	-	(3,535)	(3,535)
Deferred financing costs	(7,134)	(7,134)	-	-
Resource property expenditures	(93,179)	(66,685)	12,133	633
	(100,313)	(73,819)	8,598	(2,902)
INCREASE (DECREASE) IN CASH DURING	85,300	(76,518)	739	(849)
THE PERIOD CASH AT BEGINNING OF PERIOD	913	162,731	(52)	1536
CASH AT END OF PERIOD	$ 86,213	$ 86,213	$ 687	$ 687

STARCORE INTERNATIONAL VENTURES LTD.
(Formerly Starcore Resources Ltd.)

NOTES TO THE FINANCIAL STATEMENTS
For the Third Quarter-Ended April 30, 2004

1.

NATURE OF OPERATIONS

The Company is in the process of exploring its resource properties and has not determined whether these properties contain reserves which are economically recoverable.

The recoverability of amounts shown for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and future profitable production from the properties or proceeds from disposition.

2.

SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)

Resource properties

Acquisition costs of resource properties together with direct exploration and development expenditures thereon are deferred in the accounts. When production is attained these costs will be amortized. When deferred expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written-off when the decision to abandon is made.

(b)

Investments

Investments are carried at cost except where, in the opinion of management, there has been a loss in value that is other than a temporary decline in which case the carrying value is reduced to its estimated realizable value.

(c)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided on the declining balance basis at the following annual rates:

Furniture and fixtures

20%

Office equipment

20%

STARCORE INTERNATIONAL VENTURES LTD.
(Formerly Starcore Resources Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
For the Third Quarter-Ended April 30, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(d)

Going concern

The accompanying financial statements have been presented assuming the Company will continue as a going concern. At April 30, 2004, the Company had accumulated $12,012,737 in losses and had no revenue-producing operations. At the date of this report, the Company had a working capital deficiency of $156,670. The Company has almost no liquidity and its ability to continue as a going concern is dependent upon its ability to raise additional capital or merge with a revenue producing venture partner. These matters raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made in the accompanying financial statements to provide for this uncertainty.

3.

INVESTMENTS

The investment recorded in the amount of $5,000 consists of shares in a public company, which as at April 30, 2004 had a quoted market value of $3,400.

4.

RESOURCE PROPERTIES Resource properties consists of:	3rd Quarter Ended	Year-Ended
	April 30, 2004	July 31, 2003
Denain - Nominal cost, after write-downs	$ 1	$ 1
Cerro de Dolores Deferred expenses: Asays & sampling	14,307	-
Consulting fees (Geological/Engineering)	28,730	-
Legal fees & licenses	9,321
Maps & reports	3,700	-
Site visits	37,121	-
	93,179	-
Total Resource Properties	93,180	1

On February 11, 2004, the Company announced that it had entered into an option agreement dated for reference the 15th day of December 2003, with Wheaton River Minerals Ltd. and two of Wheaton’s subsidiaries, Luismin, S.A. de C.V. and Compania Minera Astumex, S.A. de C.V. (collectively, “Wheaton”) for the acquisition of up to an 80% interest in the Cerro de Dolores property (the “Agreement”) subject to a 3% net smelter return royalty. The Cerro de Dolores property consists of 6 mining exploration concessions covering approximately 697 hectares located in the Sierra Madre del Sur, Puebla, Mexico, approximately 350 km southeast from Mexico City. The Company has commissioned Orequest Consulting Ltd., the principals of which are David Gunning, P.Eng. and George Cavey, P.Geo., to prepare a technical report on the property in accordance with NI 43-101. On April 6, 2004, the agreement received conditional agreement subject to the completion of the $1 million brokered private placement.

STARCORE INTERNATIONAL VENTURES LTD.
(Formerly Starcore Resources Ltd.)

NOTES TO THE FINANCIAL STATEMENTS
For the Third Quarter-Ended April 30, 2004

4.

RESOURCE PROPERTIES (continued)

Cerro de Dolores (continued)

In order to exercise its initial option and acquire a 51% interest in the property, the Company must issue a total of 250,000 post consolidation common shares and incur US $1.4 million in exploration expenditures on the property over a four year period following the approval of the TSX Venture Exchange (the “Exchange”) for the Agreement, as follows:

(a)

100,000 common shares upon Exchange acceptance of the Agreement;

(b)

an additional 50,000 common shares and US $300,000 in exploration expenditures within one year of Exchange acceptance;

(c)

an additional 50,000 common shares and US $300,000 in exploration expenditures within two years of Exchange acceptance;

(d)

an additional 50,000 common shares and US $300,000 in exploration expenditures within three years of Exchange acceptance; and

(e)

the final US $400,000 in exploration expenditures within four years of Exchange acceptance.

Upon issuing the shares and completing the expenditures set out above, the Company will have earned a 51% interest in the Cerro de Dolores property. The Company can earn an additional 29% interest in the property by placing the property into commercial production. If the Company earns its initial 51% interest but does not place the property into commercial production, Wheaton will have the option to re-acquire an 11% interest in the property from the Company.

The Company will pay a finder’s fee of 100,000 common shares in connection with the Agreement. On April 6, 2004, the TSX approved the transaction subject to the completion of the $1 million brokered private placement.

5.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment consist of:

2004

2003

Accumulated

Net Book Net Book

Cost Amortization

Value

Value

Furniture and fixtures

$ 3,241

$ 3,159

$

82

$ 407

Office equipment

6,783

4,723

2,060

2,706

$ 10,024

$ 7,882

$ 2,142

$ 3,113

6.

LOANS PAYABLE

The loans payable are interest-free and have no specific terms of repayment. The full amount is part of the proposed debt settlement waiting for regulatory approval.

STARCORE INTERNATIONAL VENTURES LTD.
(Formerly Starcore Resources Ltd.)
NOTES TO THE FINANCIAL STATEMENTS
For the Third Quarter-Ended April 30, 2004

7. 8.

DEFERRED FINANCING COSTS

The Company deferred legal costs that were directly identifiable to the proposed debt settlement

(pending regulatory approval), the non-brokered private placement of 2,328,666 Special

Warrants (closed March 12, 2004), and the brokered private placement of 2 million units at a price of $0.50.

CAPITAL STOCK – (Note 11)

(a) Changes in issued capital stock during the quarters-ended April 30 were as follows:
	2004	2003
	Number shares	Amount	Number shares	Amount
Issued at beginning of period	16,538,192	$11,615,786	16,538,192	$11,615,786
Balance at January 2004	16,538,192	$11,615,786
Consolidation (10 old for 1 new)	(14,885,001)
Issued at end of period	1,653,189	$11,615,786	16,538,192	$11,615,786

(b)

The following table summarizes the Company’s stock options as at April 30, 2004:

       Weighted Average

Exercise Price

Options outstanding at beginning of year

1,210,000

0.14

Granted

-

-

Exercised

-

-

Forfeited

(160,000)

0.14

Options outstanding at end of January 2004

1,050,000

0.14

Consolidation (10 old for 1 new)

105,000

1.40

Forfeited

(23,000)

Options exercisable at end of quarter

98,000

1.37

Pursuant to a special resolution passed by the shareholders on January 30, 2003, the Company consolidated its capital on a 10 old for 1 new basis. The TSX also approved the change of name to Starcore International Ventures Ltd. Effective February 2, 2004, the common shares of the Company commenced trading on the TSX Venture Exchange, but remained suspended as per TSX-V bulletin dated August 12, 2003.

Effective February 2004, the Issued and Outstanding shares of the company is 1,653,819.

STARCORE INTERNATIONAL VENTURES LTD.
(Formerly Starcore Resources Ltd.)

NOTES TO THE FINANCIAL STATEMENTS
For the Third Quarter-Ended April 30, 2004

1.

CAPITAL STOCK (Continued)

(c)

Special Warrants

On February 11, 2004, the Company amended the terms of the financing of convertible debentures announced on December 11, 2003. Instead of issuing convertible debentures, the Company will issue up to 2,333,333 special warrants at a price of $0.15 per special warrant for aggregate proceeds of $350,000. Each special warrant will be exercisable to acquire one common share and one common share purchase warrant. Each warrant issued to an arm’s length purchaser will entitle the holder to acquire a further common share for a period of one year from the date of issue, at a price of $0.20 per share. Warrants issued to non-arm’s length purchasers will be exercisable at $0.30 per share. The securities issued will be subject to hold periods in accordance with applicable legislation. No commission or finder’s fees are payable in connection with the private placement. On March 1, 2004, the Company received TSX approval on this non-brokered private placement.

On March 12, 2004, the Company announced that it had closed the non-brokered private placement by way of the issuance of 2,328,666 special warrants. The special warrants expire on February 28, 2005.

2.

RELATED PARTY TRANSACTIONS

During the current period, the Company incurred management fees of $31,000 (2003 - $61,500) and directors fees of $3,000 (2003 – Nil). Accounts payable include $125,418 (2003 - $114,754) due to three directors.

3.

COMMITMENTS

The Company is committed under an operating lease for the Company’s office space to the following annual lease payments:

2004	$ 11,240
2005	$ 16,860
2006	$ 16,860

4.

SUBSEQUENT EVENTS

Subsequent to the quarter, the Company issued 892,000 shares related to the exercise of certain Special Warrants from the non-brokered private placement that was closed on March 12, 2004.

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